UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: offering statement**
☐ **Form C-U: Progress Update**
☐ **Form C/A: Amendment to offering statement**
☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
☒ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer:	DiviGas, Inc.
Describe Progress Update:	
Legal status of issuer:	

	Form:	Corporation
	Jurisdiction of Incorporation/Organization:	Delaware
	Date of organization:	May 29, 2025

Physical address of issuer:	1445 North Loop West, Ste 245F #1196, Houston, TX 77009
Website of issuer:	www.divigas.com
Is there a Co-Issuer:	No

Name of intermediary through which the offering will be conducted:	DealMaker Securities LLC
CIK number of the intermediary:	0001872856
SEC file number of intermediary:	008-70756
CRD number, if applicable, of intermediary:	315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

An Activation/Setup Fee of $38,000, Monthly Subscription Fee of $2,000 per month, Usage Fee of 8.5% of proceeds raised, and Marketing Fees of $13,000/month will be payable to the intermediary and/or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A.

Type of security to be offered:	Class B common stock
Target number of securities:	10,000
Price (or other method for determining price):	$1.00
Target offering amount:	$10,000.00

Oversubscriptions accepted: ☒ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata ☐ First come, first served ☒ Other
Description: At Company's discretion
Maximum offering amount: 5,000,000.00
Deadline to reach the target offering amount: September 3, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 2

Total Assets:	Most recent fiscal year-end: $366,582.24	Prior fiscal year-end:	0
Cash & Cash Equivalents:	Most recent fiscal year-end: $36,128.17	Prior fiscal year-end:	0
Accounts Receivable:	Most recent fiscal year-end: 0	Prior fiscal year-end:	0
Short-term Debt:	Most recent fiscal year-end: $145,797.25	Prior fiscal year-end:	0
Long-term Debt:	Most recent fiscal year-end: $1,588,518.76	Prior fiscal year-end:	0
Revenues/Sales:	Most recent fiscal year-end: $53,879.49	Prior fiscal year-end:	0
Cost of Goods Sold:	Most recent fiscal year-end: $9,379.99	Prior fiscal year-end:	0
Taxes Paid:	Most recent fiscal year-end: 0	Prior fiscal year-end:	0
Net Income:	Most recent fiscal year-end: -$1,577,090.63	Prior fiscal year-end:	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	American Samoa	B5
X	Arizona	AZ	X	Nevada	NV	X	Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR
X	California	CA	X	New Jersey	NJ	X	N. Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	Delaware	DE	X	North Carolina	NC	X	Alberta	A0
X	Florida	FL	X	North Dakota	ND	X	British Columbia	A1
X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA	X	Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI	X	Ontario	A6
X	Iowa	IA	X	South Carolina	SC	X	Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD		Quebec	A8
X	Kentucky	KY	X	Tennessee	TN		Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX		Yukon	B0
X	Maine	ME	X	Utah	UT		Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

SIGNATURES

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding ((§ 227.100 et seq.) the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DiviGas, Inc.
(Issuer)

/s/ Andre Lorenceau, Chief Executive Officer
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Andre Lorenceau
(Signature)

Andre Lorenceau
(Name)

Principal Executive Officer, Director
(Title)

May 22, 2026
(Date)

(Signature)

Ali Naderi
(Name)

Director
(Title)

May 22, 2026
(Date)

/s/ Jack Phin Lim
(Signature)

Jack Phin Lim
(Name)

Principal Financial and Accounting Officer
(Title)

May 22, 2026
(Date)

/s/ Kara Rodby
(Signature)

Kara Rodby
(Name)

Director
(Title)

May 22, 2026
(Date)

/s/ Ali Naderi

DIVIGAS, INC.

ANNUAL REPORT

1445 North Loop West, Ste 245F #1196
Houston, TX 77009
www.divigas.com

THIS ANNUAL REPORT IS DATED MAY 22, 2026

ABOUT THIS FORM C-AR

We have prepared this annual report ("**Annual Report**") in compliance with Section 227.202 of Regulation Crowdfunding (17 C.F.R. § 227.202). You should rely only on the information contained in this Annual Report and other Exhibits to this Form C-AR. We have not authorized anyone to provide you with any information different from that contained in our previous filings and this Annual Report and Exhibits. The information contained in herein is complete and accurate only as of the date of this Annual Report, regardless of the time of delivery of this Annual Report. This report contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents included as Exhibits contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated herein by reference are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR, or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

TABLE OF CONTENTS

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SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Unless otherwise noted or unless the context otherwise requires, the terms "**we**," "**us**," "**our**," and "**Company**" refer to DiviGas, Inc., a Delaware corporation, together with our wholly and majority owned subsidiaries. DiviGas, Inc. was formed in Delaware on May 29, 2025. The Company's principal address is 1445 North Loop West, Ste 245F #1196, Houston, TX 77009. You may access the Company's website at www.divigas.com.

The Business

The Company was formed to facilitate the research, production, development, and manufacture of hollow fiber membrane for gas separation. The Company is a nanomolecular gas purification membrane manufacturer for the petrochemical industry. The Company has recently acquired certain intellectual property ("**IP**") necessary for its operations from through an assignment agreement, the form of which is attached hereto as Exhibit G along with all the outstanding shares (8,664,278) of DiviGas Australia Pty Ltd, an Australian corporation ("**DiviGas Australia**") from DiviGas Pty Lte ("**DiviGas Singapore**"), a Singapore corporation. Historically, manufacturing and research and development activities have been conducted primarily through DiviGas Australia. However, due to ongoing restructuring evaluations and liquidity constraints, the Company is evaluating alternative operational models, including the potential use of third-party manufacturing arrangements and collaborative intermediaries. The IP the Company acquired from DiviGas Singapore is currently licensed to DiviGas Australia through a license agreement (attached hereto as Exhibit H) and the two companies have also entered into a funding agreement (attached hereto as Exhibit I). The Company signed a novation agreement with these companies to take the place of DiviGas Singapore in both agreements when it acquired the IP from DiviGas Singapore.

Our product line includes a novel hydrogen/helium selective membrane, legacy hydrogen purification membrane, and in development, a CO_2 selective membrane. Most molecules in industrial processes exist in a mixed gas environment, for industrial gases such as hydrogen, helium, and CO_2 to be utilized in their multibillion dollar industry; these gasses need to be purified and reach a certain level of purity (concentration). That's the solution that we offer to our customers. The ability to purify gasses at scale affordably using the bleeding edge of material science.

Officers and Directors of the Company

The Company is managed by its board of directors ("**Board of Directors**") and appointed officers. Andre Lorenceau, Ali Naderi, and Kara Rodby are the directors of the Company. Andre Lorenceau is the Chief Executive Officer, President, and Secretary. Jack Phin Lim is the Chief Financial Officer. Our management are also officer, directors, and shareholders of DiviGas Singapore.

Capital Structure

The Company is authorized by its Certificate of Incorporation, attached hereto as Exhibit B, to issue a total of 100,000,000 shares of stock consisting of 50,000,000 shares of Class A common stock, $0.0001 par value per share; 25,000,000 shares of Class B common stock, $0.0001 par value per share; and 25,000,000 shares of preferred stock, $0.0001 per share. As of the date of this Annual Report, 25,000,000 shares of Class A common stock (held by DiviGas Singapore), 716,459 shares of Class B common stock are issued and outstanding. No class of preferred stock has been designated or issued.

Dividends

The Company has not paid dividends and does not intend to declare any dividends in the near future. Dividends will be declared by the Company's Board of Directors, in its sole discretion.

Voting

The Shares offered herein are non-voting shares of Class B common stock. Each holder of Class A common stock has one vote per share of record by such holder.

Transfer Restrictions

Pursuant to Rule 501 of Regulation CF, Securities issued in a transaction exempt from registration pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

- To the issuer of the securities;

- To an accredited investor;

- As part of an offering registered with the Commission; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Additionally, securities purchased pursuant to Regulation CF constitute "restricted securities," as that term is defined in Rule 144, promulgated under the Securities Act, and cannot be resold unless such resale is registered under the Securities Act and applicable state securities laws or is exempt from such registration provisions. Even if Securities purchased in this Offering are eligible for resale, there is no trading market for such Units, and none is likely to develop.

Furthermore, the transfer of Shares is restricted by the Company's shareholder agreement (attached as Exhibit D), which includes certain purchase options and a right of first refusal in favor of the Class A shareholders. Please see the section entitled "Description of Securities," which starts on page 34, for more details.

OFFICERS AND DIRECTORS OF THE COMPANY

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company, and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position and Offices Held	Term of Office
Andre Lorenceau[1]	President, CEO, Secretary, Director	July 2025 - Present
Jack Phin Lim	CFO/Treasurer	July 2025 - Present
Ali Naderi	Director	July 2025 - Present
Kara Rodby	Director	July 2025 - Present
Zachary Foss	Director of Business Development	July 2025 - Present

Andre Lorenceau

Andre the CEO, President, and a director of DiviGas, Inc. He is a serial entrepreneur who led his previous B2B startup to post Series B, millions in revenue booked and outcompeted tech giants such as Intel. He has raised over US$15 million previously and was awarded 'Forbes 30 Under 30'. Andre has experience across a variety of sectors and brings endless energy and versatility to DiviGas.

Company: DiviGas Australia Pte Ltd
Title: CEO & Founder

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[1] Mr. Lorenceau's services as CEO are currently assigned to the Company from DiviGas LLC. The Company acquired all ownership of DiviGas, LLC in the same transaction as the acquisition of DiviGas Australia. Eventually Mr. Lorenceau will be transitioned full time to the Company.

Dates of Service:	August 2019 – Present
Description of Duties:	Lead the company towards its goals by setting a vision, making strategic decisions, and overseeing operations. This includes managing overall company performance and direction of the organization, managing resources, and communicating with stakeholders.

Company:	DiviGas LLC
Title:	CEO & Founder
Dates of Service:	May 13, 2022 – Present
Description of Duties:	Fundraising, capital management, product oversight, team management, recruiting, executive duties, board management, financial reporting

Dr. Ali Naderi

Ali has a PhD from NUS in Chemical and Biomolecular Engineering focused on membranes for gas separation and organic solvent nanofiltration. He has a background in polymers, including microstructural modification, rheology, structure-property and synthesizing. Ali has published 11 journal papers, five conference papers, and is the inventor for several patents.

The following is a summary of Mr. Naderi's professional experience for the last three years.

Company:	DiviGas Australia Pte Ltd
Title:	CTO and Co-Founder
Dates of Service:	December 2019 – Present
Description of Duties:	Dr. Naderi leads the development of a groundbreaking polymeric membrane for hydrogen purification and CO_2 capture in harsh gas streams at the company. He spearheaded the project to achieve a permeance of 2000 GPU and a selectivity of 50 for efficient CO_2/CH_4 and CO_2/N_2 pair gas separation and has innovated solutions benefiting refineries and chemical plants, potentially saving millions of dollars.

Jack Phin Lim

An expert in start-up company financials, Jack is an experienced financial manager with a decade of good governance of finance. He is a multi-disciplinary, growth-oriented and other-person centered leader. Jack's core experience is in fractional finance partnering, regional controllership, fundraising, corporate planning and corporate governance for startups mainly from early stage to pre-IPO. Portfolio includes Entrepreneur First-backed deep tech startups, Korean PE-backed mobility tech company and non-for-profit.

The following is a summary of Mr. Lim's professional experience for the last three years.

Company:	DiviGas Australia Pte Ltd
Title:	Financial Controller
Dates of Service:	February 2023 - Present
Description of Duties:	Corporate Planning, Treasury Management, Grant Application, Compliance

Company:	Peptobiotics
Title:	Fractional Finance Partner
Dates of Service:	August 2024 - Present
Description of Duties:	Strategic Financial Planning, Financial Reporting and Controls

Company:	SOCAR Maylasia
Title:	Finance Leader
Dates of Service:	May 2017 – April 2022
Description of Duties:	Built Finance team of 12 across MY and ID responsible for controllership (AP, AR), financial reporting (BS, PL, CF), statutory filing (audit and tax), treasury (cash management) and strategic planning for multiple BU (B2C, B2B, P2P). Led Procurement team of 4 responsible for fleet and motor insurance procurement, licensing, launch procurement policy and Procure-to-Pay workflow integration as part of finance transformation to drive automation. Managed

strategic regional banking relationships (credit line extension, covenants, investments) and activated prudent cash management via payment restructuring (moratorium, credit) resulting in an extended runway of 6 months.

Kara Rodby

A principal at Volta Energy Technologies, and one of the principal investors in DiviGas Pty Lte, Kara is a key board member, director and advisor.

The following is a summary of Ms. Rodby's professional experience for the last three years.

Company:	Volta Energy Technologies
Title:	Technical Principal
Dates of Service:	June 2023 – Present
Description of Duties:	Act as a climate tech specialist (with a focus on hard tech, particularly batteries), running technical due diligence on the firm's deal flow, Manage the firm's pipeline by tracking and facilitating progress, and maintain a deep network of VC and start-up relationships for syndication and deal flow purposes.

Company:	Volta Energy Technologies
Title:	Venture Capital Technical Analyst
Dates of Service:	June 2022 – June 2023
Description of Duties:	Acted as a climate tech specialist (with a focus on hard tech, particularly batteries), running technical due diligence on the firm's deal flow, developed techno-economic analyses to guide broader investment theses, and managed the firm's pipeline by tracking and facilitating progress.

Zachary Foss

Mr. Foss graduated from The University of Texas with a B.S. in Chemical Engineering. He has 10 years' experience in the manufacturing and sale of downstream petrochemical and specialty products. He is currently the Director of Business Development for DiviGas - a startup focused on the development of novel hollow-fiber gas separation membranes. Responsible for Sales, Marketing, Strategic Initiatives, and Project Management..

The following is a summary of Mr. Foss' professional experience for the last three years.

Company:	DiviGas LLC
Title:	Technical Principal
Dates of Service:	January 2023 – Present
Description of Duties:	Head of Business Development for DiviGas, responsible for Sales, Marketing, Strategic Initiatives, and Project Management.

Company:	ExxonMobil
Title:	U.S. Downstream Auditor
Dates of Service:	July 2020 – January 2023
Description of Duties:	Conducting Controls Audits as part of the Downstream business team - participating in international upstream audits in Guyana, Russia, and Qatar, and leading domestic audits of $100M+ business units within the US.

Indemnification

Generally

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law and the Company's bylaws. The Company will indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the

Company or any predecessor of the Company, or serves or served at any other enterprise as a director or officer at the request of the corporation or any predecessor to the corporation.

Disclosure of SEC Position on Indemnification for Securities Liabilities

The Company's Bylaws and Certificate of Incorporation, subject to the provisions of Delaware Law, contain provisions which allow the corporation to indemnify its officers and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

Officer and Director Compensation

The officers and directors of the Company are not currently being compensated. The board of directors has the authority to set compensation for the officers and directors of the Company in the future. When Mr. Lorenceau transitions to the Company full time, it is anticipated that he will receive a salary of $150,000 per year.

CAPITAL STRUCTURE AND OWNERSHIP

Capitalization

The Company is authorized by its Certificate of Incorporation, attached hereto as Exhibit B, to issue a total of 100,000,000 shares of stock consisting of 50,000,000 shares of Class A common stock, $0.0001 par value per share; 25,000,000 shares of Class B common stock, $0.0001 par value per share; and 25,000,000 shares of preferred stock, $0.0001 per share. As of the date of this Annual Report, 25,000,000 shares of Class A common stock (held by DiviGas Singapore), and 716,459 shares of Class B common stock are issued and outstanding. No class of preferred stock has been designated or issued.

Beneficial Ownership

As of the date of this offering statement, only the following persons beneficially hold more than twenty percent (20%) of the Company's voting securities, calculated on the basis of voting power as follows:

Shareholder	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
DiviGas Pte Ltd(1)	Series A common stock	25,000,000 shares	100.00%

(1) DiviGas Pte Ltd, on a non-diluted basis, is beneficially owned by the following persons owning 20% or more in the company: Andre Lorenceau (27.49%); Ali Naderi (27.49%). On a fully diluted basis no persons own 20% or more in the company.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this offering statement, the Company had no outstanding options, SAFEs, convertible notes, or warrants.

Outstanding Debt

As of the date of this report, the Company and its consolidated subsidiaries had outstanding indebtedness and financing obligations, including approximately $55,000 in advances made by DiviGas Singapore on behalf of the Company to cover offering, intermediary, and start-up expenses. In addition, the Company's consolidated financial statements reflect substantial affiliate loans, third-party financing obligations, and other liabilities associated with DiviGas Australia Pty Ltd and related operations. Please see the consolidated financial statements and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' for additional information regarding the Company's indebtedness and liquidity condition.

Previous Offerings of Securities

The Company has not conducted a securities offering in the last three years. The Company did issue all outstanding Class A Shares to DiviGas Singapore for its transfer of assets to the Company. In addition, a total of 613,609 shares of Class B common stock have been sold in this offering, which commenced on September 5, 2025.

DESCRIPTION OF BUSINESS

The Company

DiviGas, Inc. was formed in Delaware on May 29, 2025. The Company was formed for the purpose of acquiring assets for the research, production, development, and manufacture of hollow fiber membrane for gas separation. The Company has acquired certain intellectual property necessary for its operations through an assignment agreement, the form of which is attached hereto as Exhibit G along with all outstanding shares (8,664,278) of common stock in DiviGas Australia from DiviGas Singapore in exchange for 25,000,000 shares of Class A common stock in the Company. It also acquired all ownership in DiviGas, LLC, a Delaware limited liability company which currently provides backend office services to the Company via the assignment of its CEO, Andre Lorenceau, to the Company. Mr. Lorenceau is currently compensated by DiviGas, LLC. Historically, manufacturing and research and development activities have been conducted primarily through DiviGas Australia. However, due to ongoing restructuring evaluations and liquidity constraints, the Company is evaluating alternative operational models, including the potential use of third-party manufacturing arrangements and collaborative intermediaries. DiviGas Singapore currently licenses its IP to DiviGas Australia through a license agreement (attached hereto as Exhibit H) and the two companies have also entered into a funding agreement (attached hereto as Exhibit I). The Company signed a novation agreement with these companies to take the place of DiviGas Singapore in both agreements when it acquired the IP from DiviGas Singapore.

Status

Many of the Company's previously anticipated commercialization, production expansion, infrastructure development, and operational scaling initiatives remain subject to substantial uncertainty due to the Company's current liquidity constraints, restructuring evaluations, and operational transition activities. As a result, previously disclosed production targets, deployment timelines, infrastructure expansion plans, commercialization activities, and anticipated growth initiatives may be delayed, modified, reduced, transitioned to third-party arrangements, or may not occur at all.

Products

Our product line includes a novel hydrogen/helium selective membrane, legacy hydrogen purification membrane, and in development, a CO_2 selective membrane. Most molecules in industrial processes exist in a mixed gas environment, for industrial gases such as hydrogen, helium, and CO_2 to be utilized in their multibillion dollar industry; these gasses need to be purified and reach a certain level of purity (concentration). That's the solution that we believe we offer to our customers. The Company is developing technologies intended to enable scalable and potentially cost-effective industrial gas purification using advanced material science. However, commercialization, scalability, customer adoption, manufacturing continuity, and long-term economic viability remain subject to substantial technical, operational, liquidity, and market uncertainties.



Divi-H/He

Overview: hydrogen/helium selective membrane that has high hydrogen/helium and carbon dioxide selectivity. Can tolerate a high temperature of 150C and is resistant against acidic gases. Main use cases are in refineries, biomass gasification, LOHC, methane pyrolysis, helium extraction, and more (gas streams that contain high levels of CO2).

Product Status: Divi-H/He is at TRL 7 - shipped to clients, tested on the field, delivering full systems.

Divi-Legacy

Overview: hydrogen selective membrane that focuses more on H2/N2 or H2/CH4 separation. Main use cases are in refineries, ammonia plants, ethanol plants, and others (gas streams that contain low levels of CO2).

Product Status: Divi-Legacy is at TRL 7 - shipped to clients, tested on the field, delivering full systems.

Divi-C

Overview: carbon dioxide selective membrane for CO2 separation. Main use cases are for biogas upgrading (eliminating CO2 from biogas) and pre-combustion CCUS.

Product Status: Divi-C is at TRL 3. The Company previously anticipated that additional funding and continued research and development activities could advance Divi-C toward later-stage commercialization readiness; however, due to the Company's current liquidity constraints and restructuring evaluations, there can be no assurance regarding future development timelines, funding availability, technical feasibility, or commercialization outcomes.

Industry Background



Hydrogen production has been around since the 1930s. The majority of hydrogen production is done through a process called steam methane reforming and coal gasification, where the hydrogen atom and nitrogen atom are separated for methane and hydrogen atom and carbon atom separated for coal through heat and catalyst. Today this is a $100B+ industry. Hydrogen produced through these processes must be purified for industrial use.[2]

DiviGas is developing membrane technologies intended to support hydrogen recovery and CO₂ capture applications. By recycling hydrogen lost in industrial processes, DiviGas' membranes may support the world's transition to a sustainable hydrogen economy. The Company believes its technologies may provide operational and efficiency advantages in certain applications if successfully commercialized at scale. However, commercial adoption, technical performance under

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[2] https://iea.blob.core.windows.net/assets/89c1e382-dc59-46ca-aa47-9f7d41531ab5/GlobalHydrogenReview2024.pdf

commercial operating conditions, economic competitiveness, and market acceptance remain subject to substantial uncertainty.

The biogas upgrading market grew from $1.94 billion in 2024 to $2.8 billion in 2025 and is projected to grow at a CAGR of 12.07%, reaching $3.84 billion by 2030.[3] This growth is fueled by increasing demand for renewable natural gas (RNG) and supportive government policies. Advancements in our CO2 membrane allow for a huge market penetration opportunity to do biogas upgrading. Europe leads the market due to strong regulatory incentives, while North America and Asia-Pacific are seeing rising investments in waste-to-energy projects.



The helium market sits anywhere between $4 billion to $10 billion[4], with major players like Exxonmobil, Gazprom, Air Liquide, Air Products, Linde, and many more. As a finite rare element that can only be exacted, helium can go upwards of $20/kg. Cutting cost and increasing recovery/efficiency, is crucial for helium producers all around the world.



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[3] https://www.researchandmarkets.com/report/biogas-upgrading
[4] https://www.grandviewresearch.com/industry-analysis/helium-market-report

Market Analysis

The following reflects management’s internal assessments and expectations regarding comparative characteristics of various gas separation technologies. Actual performance, economics, scalability, and commercial adoption may vary materially depending on operating conditions, customer applications, technological developments, and commercialization outcomes.

DiviGas   Legacy Membranes   Novel Membranes*



Acidity Tolerance
Heat Tolerance
CO2 Separation
Economies of Scale
Maximum Purity
Energy Efficiency
0
1
2
3
4
5

Types of Membranes	Performance	Raw Material Cost	Max Purity
Legacy Membranes	Poor	Low	Industrial Grade
Novel Membranes*	High	High	Fuel Cell Grade
DiviGas	High	Low	Industrial Grade

Technology	Efficiency	Cost	Scalability	Challenges
Divi-H	High purity (99.9%), high recovery (80%-95%)	Low	Modular & scalable	New market adoption
Legacy Membranes (Divi-Legacy)	Mid purity (90-98%), high recovery (80%-95%)	Very Low	Modular & scalable	Can’t handle acidic gases
PSA (Pressure Swing Adsorption)	Ultra-high purity (99.999%), Moderate (75–85% H_2 recovery)	High	High, but with lower limit threshold	High H_2 loss, energy-intensive
Palladium/ Ceramics Membranes	Ultra-high purity (99.999%), high recovery	Very High	Low	Expensive, fragile

Target Market

The Company believes its membrane technologies may be suitable for use in the following potential market segments:

- Petrochemical refineries recovering hydrogen from off-gas and PSA tail gas.
- Steel and ammonia plants seeking cost-effective hydrogen recovery solutions.
- Hydrogen producers aim to improve efficiency and profitability.
- CCUS projects leveraging Divi-C for CO_2 purification and monetization.
- Biogas/natural upgrading plants.
- Helium producers

Distribution

The Company serves two main customer segments. The first includes traditional hydrogen producers such as oil refineries, ammonia plants, and petrochemical facilities. These customers typically operate SMR units or similar reforming systems and rely on PSA systems for purification. However, PSA alone typically achieves only 75 to 85 percent hydrogen recovery, leading to significant economic and environmental losses. The Company is developing and commercializing bolt-on module technologies intended to recover hydrogen from the PSA tail gas and, in certain applications, potentially capture remaining CO_2. This allows existing plants to significantly improve efficiency and move toward low-carbon hydrogen production without overhauling their core infrastructure. Commercial deployment remains limited, and there can be no assurance regarding customer adoption, long-term operating performance, or successful large-scale implementation.

The second segment consists of emerging hydrogen producers, including startups and developers in waste-to-hydrogen, methane pyrolysis, and underground hydrogen extraction. These customers often operate on a smaller scale and are more agile in adopting new technologies. For these customers, the Company is seeking to provide a main-process separation solution intended to offer simpler integration, reduced footprint, and lower energy intensity compared to certain conventional systems. However, many such applications remain in early-stage evaluation, pilot testing, or limited commercial deployment phases.

The Company currently intends to pursue commercialization through a combination of direct customer relationships, strategic partnerships, collaborative intermediaries, and potential third-party manufacturing arrangements. For certain early-stage customers, the Company may engage directly in simulations, testing, module selection, and integration support activities. For industrial installations, the Company may seek to partner with EPC firms, integrators, and third-party manufacturers involved in hydrogen, petrochemical, and gas processing projects. However, due to the Company's liquidity constraints, operational restructuring evaluations, and evolving manufacturing strategy, there can be no assurance regarding the Company's ability to maintain internal production capabilities, execute commercial deployments, fulfill anticipated orders, or successfully implement third-party operational arrangements.

Project Implementation Plan

- **Current capacity:** 200 modules/year.
- **Historical internal scaling target:** 2,500 modules/year, enabling industrial-scale adoption in refineries, chemical plants, goal gasification plants, and CCUS projects. Due to current liquidity constraints, operational restructuring activities, and manufacturing transition evaluations, previously anticipated production expansion targets may no longer be achievable within previously anticipated timeframes, or at all.

Technical Roadmap & Deployment Timeline

The following roadmap, production capacity estimates, deployment timelines, and sales goals reflect historical operational planning assumptions developed prior to the Company's recent liquidity deterioration and restructuring evaluations. Actual development timelines, production capacity, commercialization activities, and deployment schedules may differ materially from the projections set forth below, and many initiatives may be delayed, modified, reduced, transitioned to third-party arrangements, or abandoned entirely.

Timeline	Technical Roadmap	Production Capacity	Sales Goal
Q3 2025	Divi-Legacy: 8" x 110cm Divi-H: 8" x 80cm	250 | 100 modules/year
Q4 2025	Divi-Legacy: 8" x 110cm Divi-H: 8" x 110cm Divi-C: 4" x 80cm	1,000 | 300 modules/year
Q1 2026	Divi-Legacy: 8" x 110cm Divi-H: 10" x 110cm Divi-C: 8" x 110cm	1,500 | 500 modules/year
Q2 2026	Divi-Legacy: 8" x 110cm Divi-H: 12" x 110cm Divi-C: 8" x 110cm	2,500 | 850 modules/year

The next twelve months are expected to be critical for the Company as management evaluates operational restructuring initiatives, financing alternatives, manufacturing transition strategies, and potential commercialization opportunities. Historically, the Company anticipated transitioning from pilot validation toward broader industrial-scale commercialization; however, current liquidity constraints and operational uncertainties may materially affect the Company's ability to execute previously anticipated development, production, commercialization, and infrastructure expansion initiatives. Historically, management identified completion and production ramp-up of larger-format 8" Divi-H modules, as compared to the Company's more common current 6" modules, as a key operational objective intended to support broader deployment opportunities at refineries and ammonia plants. However, future development, scaling, manufacturing, and deployment activities remain dependent upon the Company's ability to obtain additional financing, maintain operational continuity, secure manufacturing capabilities, and successfully implement revised operational strategies.

The Company may continue development efforts relating to Divi-C and related technologies as funding, operational capacity, personnel availability, and strategic priorities permit. Historically, the Company targeted development of a functional pilot-ready Divi-C prototype by Q1 2026 through membrane formulation, module housing design, and integration testing activities, with anticipated deployment of initial CO_2 recovery units alongside hydrogen modules. However, there can be no assurance that the Company will successfully complete development activities, achieve anticipated technical milestones, secure required funding, or commercially deploy Divi-C technologies within anticipated timelines, or at all.

Historically, the Company has engaged in discussions and preliminary commercial activities with various potential customers, including parties associated with refinery and helium extraction projects. Certain discussions have included letters of intent, pilot evaluations, and other preliminary commercial arrangements. However, many such arrangements are non-binding, remain subject to further negotiation, technical validation, financing availability, customer approvals, operational capacity, and definitive agreements, and may never result in revenue-generating commercial contracts. The Company's current liquidity constraints, operational restructuring activities, and manufacturing transition evaluations may materially impair its ability to convert pipeline opportunities into commercial deployments or fulfill anticipated customer requirements.

Historically, management evaluated operational automation, quality assurance improvements, production scaling initiatives, and additional intellectual property development activities relating to the Melbourne facility and the Company's membrane technologies. Due to ongoing liquidity constraints, restructuring evaluations, and potential operational wind-down activities involving DiviGas Australia, there can be no assurance that such initiatives will be implemented, maintained, or completed, or that anticipated patent filings or other intellectual property initiatives will occur within previously anticipated timeframes, or at all.

Intellectual Property

The Company holds intellectual property centered around its gas separation membrane technology, including filed international patent applications covering its proprietary membrane module design (PCT/IB2022/061772) and the manufacturing process of our dual hollow fiber membranes (PCT/IB2024/052068), with an additional five patents under development centered around other fibers under development, sealing techniques at high temperature and novel manufacturing techniques that DiviGas has invented. These patents protect critical innovations enabling the Company's hollow fiber membranes, Divi-H for hydrogen and helium separation and Divi-C for CO_2 separation, to operate under extreme conditions, including high temperatures, acidic environments, and hydrocarbon exposure. In addition to formal IP, the Company employs a strategic trade secret approach for key material compositions and polymer modifications, secured through stringent cyber and physical safeguards. The technology has no legacy ownership claims and is fully independent from its academic origins. Together, this IP framework establishes a strong technical moat and supports the Company's commercial competitiveness in hydrogen, helium, and CO_2 recovery markets. Together, the Company believes this intellectual property framework may support its long-term technical differentiation and commercial positioning within hydrogen, helium, and CO_2 recovery markets. However, the Company's ability to preserve, enforce, monetize, maintain, and commercially exploit its intellectual property may be materially affected by liquidity constraints, operational restructuring activities, staffing limitations, reliance on third-party manufacturers, and competitive market developments.

Governmental/Regulatory Compliance

A company engaged in the manufacture and sale of nanomolecular gas purification membrane products for the petrochemical industry may be subject to a wide array of regulations spanning environmental protection, workplace safety, export controls, and materials handling. Environmental regulations, such as those enforced by the U.S. Environmental Protection Agency (EPA) or equivalent global bodies, may apply to the use, disposal, and lifecycle impacts of the nanomaterials involved. If membrane production involves hazardous chemicals or emissions, the Company or its subsidiaries may need permits under the Clean Air Act, Resource Conservation and Recovery Act (RCRA), or Toxic Substances Control Act (TSCA). Further, nanomaterials may be subject to specific risk assessments if classified as potentially toxic or environmentally persistent.

Because the Company serves the petrochemical industry, its products may be considered dual-use technologies, subject to export control laws such as the Export Administration Regulations (EAR) under the Bureau of Industry and Security (BIS). This is especially relevant if the membrane products are highly specialized or could have defense or critical infrastructure applications. The Company may need to obtain licenses or comply with international trade agreements, particularly if shipping to countries subject to sanctions or export restrictions. These regulations could significantly impact the company's supply chain, customer base, and overall market access.

Transfer Agent

The Company has engaged an affiliate of its Intermediary, DealMaker Transfer Agent LLC, to provide transfer agent services.

Litigation

The Company is not currently a party to, and is not presently aware of, any pending material litigation or formally threatened material litigation. However, due to the Company's current liquidity constraints, operational restructuring activities, financing challenges, vendor and creditor relationships, employment matters, and potential operational wind-down activities involving DiviGas Australia Pty Ltd, the Company may become subject to claims, disputes, demands, or litigation in the future relating to contractual obligations, commercial relationships, employment matters, debt obligations, asset disposition activities, intellectual property matters, or other operational issues. The Company cannot predict the outcome of any such matters or whether they may materially affect the Company's business, financial condition, results of operations, liquidity, or ability to continue operations..

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS**

The following discussion and analysis of the financial condition and results of operations of DiviGas Inc. and its consolidated subsidiaries should be read in conjunction with the consolidated financial statements and related notes attached as Exhibit F to this offering statement. The consolidated financial statements include the operations of DiviGas Inc., DiviGas LLC, and DiviGas Australia Pty Ltd. The following discussion contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those anticipated in such forward-looking statements due to various factors, including those discussed under "Risk Factors" on page 18.

Overview

DiviGas is a development-stage technology and industrial company focused on the research, development, testing, and commercialization of proprietary gas processing, hydrogen-related, and industrial technology systems. During the year ended December 31, 2025, the Company continued to devote substantial resources toward research and development activities, personnel expansion, operational infrastructure, engineering development, intellectual property advancement, and commercialization efforts.

Assets and Liabilities

As of December 31, 2025, the Company had total consolidated assets of approximately $366,582 and total liabilities of approximately $1.73 million, resulting in negative consolidated equity of approximately $1.37 million. Current assets totaled approximately $77,634, including approximately $36,128 in cash and cash equivalents. Non-current assets consisted primarily of production line equipment, factory and laboratory equipment, office equipment, and property and building assets associated with the Company's operational and development activities.

The Company's liabilities included approximately $145,797 of current liabilities and approximately $1.59 million of long-term liabilities. Long-term obligations consisted primarily of loans from the Company's parent entity and third-party financing arrangements, including loans associated with RH Capital. Management believes access to affiliate support and external financing has been important in supporting the Company's operations and development activities during the current stage of its business.

Operating Results

For the year ended December 31, 2025, the Company generated consolidated revenue of approximately $53,879, primarily derived from sales activities and other operating revenue. The Company's revenues during the period remained limited relative to its operating cost structure as the Company continued to operate primarily in a development and early commercialization stage. Revenue levels were affected principally by the limited scale of commercial production activities, the timing and scope of customer engagements, and the Company's continued focus on technology development and operational buildout rather than large-scale commercial deployment. Management does not believe period-to-period revenue trends are currently indicative of long-term market demand or future revenue potential due to the Company's evolving commercialization strategy and operational constraints. Cost of sales totaled approximately $14,548, resulting in gross profit of approximately $39,331. The Company incurred substantial operating expenses during the period as management continued to scale operations, expand technical capabilities, and invest in commercialization efforts. Operating expenses during the period were materially affected by the Company's continued investment in personnel, engineering resources, research and development activities, production infrastructure, laboratory capabilities, and operational expansion initiatives intended to support anticipated future commercialization activities. Management believes these expenditures were necessary to advance the Company's technology platform and operational capabilities, although such investments materially exceeded revenues generated during the period. Total operating expenses for the year were approximately $1.57 million.

The Company reported a consolidated net loss of approximately $1.58 million for the year ended December 31, 2025. The net loss was primarily attributable to payroll and personnel costs, research and development expenditures, rent and lease expenses, interest expense, professional fees, and commercialization-related expenditures. Wages and salaries represented the Company's largest expense category at approximately $1.03 million. Additional significant expenses included rent and lease costs of approximately $139,868, research and development consumables of approximately $111,366, audit, advisory, and accountancy fees of approximately $61,146, information technology and software

expenses of approximately $45,622, travel expenses of approximately $46,332, depreciation expense of approximately $48,327, and interest expense of approximately $177,285. Interest expense increased as a result of the Company's reliance on debt financings, affiliate funding arrangements, and other financing activities used to support operations and ongoing development activities. Depreciation expense reflected the Company's investment in production equipment, laboratory infrastructure, and operational assets associated with its development and manufacturing activities. Professional fees, including audit, advisory, legal, and accountancy costs, were affected by corporate, financing, regulatory, compliance, and operational activities undertaken during the year.

Management believes these expenditures reflect the Company's continued investment in technology development, engineering capabilities, laboratory and production infrastructure, staffing, and commercialization activities necessary to support future growth objectives. The Company expects operating expenses may remain elevated in the near term as it continues development and commercialization efforts, although management intends to seek operational efficiencies over time. Subsequent to December 31, 2025, management began evaluating and implementing operational restructuring and liquidity preservation initiatives, including potential reductions in production infrastructure, operational consolidation efforts, and the possible wind-down of certain activities conducted through DiviGas Australia Pty Ltd. As a result, certain historical operating expense levels may not be indicative of future operating expenses, cost structures, production capacity, or operational activities.

The Company has experienced recurring operating losses and negative cash flows from operations, and as of December 31, 2025 had an accumulated deficit and negative equity position. These conditions raise substantial doubt regarding the Company's ability to continue as a going concern absent additional capital raising activities, financing arrangements, operational improvements, strategic transactions, increased revenues, or other liquidity events. Management intends to continue seeking additional capital through equity financings, strategic partnerships, debt financings, commercial transactions, and other potential sources of liquidity to support ongoing operations and future growth initiatives. Despite these efforts, the Company has experienced difficulty obtaining sufficient short-term and medium-term financing necessary to sustain operations at historical levels. These financing constraints have materially affected operational activities, staffing, production capabilities, commercialization efforts, and the Company's ability to scale customer engagements. Management believes the Company's future operating results and financial condition will depend substantially upon the Company's ability to secure additional financing, restructure operations, reduce operating expenditures, and successfully transition portions of its commercialization strategy to lower-cost or third-party operational models.

A substantial portion of the Company's operating activity is conducted through DiviGas Australia Pty Ltd, which accounted for the majority of the Company's operating expenses, personnel costs, research and development activities, and fixed asset base during the period. The Company also maintains operations through DiviGas LLC and DiviGas Inc. for various operational, administrative, financing, and commercial purposes. The consolidated financial statements include intercompany eliminations among these entities. Because a substantial portion of the Company's historical operating infrastructure, production capabilities, personnel, and fixed assets have been concentrated within DiviGas Australia Pty Ltd, operational disruptions, restructuring activities, liquidity constraints, or potential wind-down activities affecting the Australian operations could materially affect future production capacity, commercialization activities, customer servicing capabilities, operating expenses, and financial results.

Management believes future operating performance will depend substantially upon the Company's ability to:

- successfully commercialize its technology and products;

- increase customer adoption and revenue generation;

- obtain additional financing on acceptable terms;

- manage operating costs and liquidity;

- continue product development and testing activities;

- protect and expand intellectual property assets; and

- execute strategic partnerships and commercial relationships.

Future operating results may also be materially affected by the Company's ability to successfully transition certain operational or manufacturing activities to third-party manufacturers, collaborative intermediaries, or alternative operational structures. Management expects future results of operations may differ materially from historical results as the Company evaluates restructuring alternatives, liquidity preservation measures, asset monetization opportunities, and revised commercialization strategies.

The Company operates in an emerging and capital-intensive industry involving significant technological, operational, financing, regulatory, and commercialization risks. There can be no assurance that the Company will achieve profitability, obtain sufficient financing, successfully commercialize its technologies, or achieve its business objectives. Accordingly, management believes historical operating results and financial condition may not necessarily be indicative of future operating results, future financial condition, or future operational scale due to ongoing liquidity constraints, restructuring evaluations, financing uncertainties, operational transition activities, and evolving commercialization strategies. Management continues to evaluate strategic opportunities to strengthen the Company's financial position, improve operational scalability, and support long-term growth initiatives.

Liquidity and Capital Resources

As of December 31, 2025, DiviGas Inc. and its consolidated subsidiaries had approximately $36,128 in consolidated cash and cash equivalents and total current assets of approximately $77,634. The Company's current liabilities totaled approximately $145,797, while total consolidated liabilities were approximately $1.73 million. The Company reported negative consolidated equity of approximately $1.37 million as of December 31, 2025.

The Company has incurred recurring operating losses and negative cash flows from operations as it continues to invest in research and development activities, personnel, engineering capabilities, commercialization efforts, manufacturing infrastructure, and operational expansion. For the year ended December 31, 2025, the Company reported a consolidated net loss of approximately $1.58 million. Management expects the Company may continue to incur operating losses and negative operating cash flows in the near term as it advances product development, commercialization activities, and strategic growth initiatives.

Short-term liquidity requirements consist primarily of payroll and employee-related expenses, rent and lease obligations, interest expense, professional fees, research and development expenditures, software and information technology costs, travel expenses, insurance costs, and general working capital needs. Significant operating expenses during the year included wages and salaries of approximately $1.03 million, rent and lease costs of approximately $139,868, research and development consumables of approximately $111,366, and interest expense of approximately $177,285. Current liabilities also included accounts payable, accrued payroll obligations, employee tax withholdings, and other accrued operating obligations. These obligations, together with the Company's recurring operating losses and limited cash resources, have placed significant pressure on the Company's short-term liquidity position.

Subsequent to December 31, 2025, the DiviGas group experienced significant financial deterioration and liquidity constraints. Although management believes the Company continues to maintain customer engagements and commercial opportunities that, if successfully executed at sufficient scale, could potentially support future profitability, the Company has been unable to secure sufficient short-term or medium-term financing necessary to bridge operations to that stage. The inability to raise additional capital has materially constrained operations, particularly at DiviGas Australia Pty Ltd, where a substantial portion of the Company's production facilities, manufacturing infrastructure, and operational activities are located. As a result, the Company has been required to evaluate operational restructuring measures and strategic alternatives intended to preserve liquidity and maintain customer relationships where practicable. These conditions raise substantial doubt regarding the Company's ability to continue as a going concern.

As a result of these liquidity challenges, management has initiated efforts relating to a potential wind-down of DiviGas Australia Pty Ltd, including the potential liquidation or disposition of certain equipment and operational assets held by the Australian entity. Simultaneously, the Company is exploring alternatives to continue servicing certain customer engagements and commercial activities through DiviGas Inc. utilizing collaborative intermediaries, strategic relationships, and third-party hollow-fiber membrane manufacturers with potentially comparable production capabilities. Management believes this approach may allow the Company to continue certain limited commercial activities while reducing infrastructure and operating costs associated with maintaining internal production capabilities.

No final determination has been made regarding the ultimate operational structure, continuation strategy, restructuring, or potential wind-down of the DiviGas group or its subsidiaries. Management continues to evaluate strategic alternatives, financing opportunities, operational restructuring initiatives, asset dispositions, and other potential transactions intended to preserve value, maintain operations where practicable, and improve liquidity. In the event the Company is unable to successfully continue operations or secure additional financing, management's focus may shift toward maximizing remaining enterprise value and returning available capital, if any, to investors and creditors to the extent practicable.

Management believes the Company's existing cash resources alone are not sufficient to fund long-term operations, planned growth initiatives, commercialization efforts, debt obligations, and ongoing capital expenditures. Accordingly, the Company expects to require additional capital and financing to support future operations and execute its business plan. The Company's ability to continue operations and execute its growth strategy is dependent upon its ability to improve operating performance, generate additional revenues, obtain external financing, secure strategic relationships, restructure obligations if necessary, and/or raise additional capital. There can be no assurance that the Company will be successful in obtaining additional financing, consummating strategic transactions, or implementing restructuring initiatives on commercially reasonable terms, or at all.

Historically, the Company's primary sources of liquidity have consisted of capital contributions, affiliate financing, intercompany funding arrangements, debt financings, and limited operating revenues. The Company has received substantial financial support from affiliated entities and its parent company, including loans from DiviGas Pte Ltd totaling approximately $1.34 million on a consolidated basis as of December 31, 2025. The Company also had outstanding obligations to RH Capital totaling approximately $245,348 as of December 31, 2025. Despite pursuing additional financing opportunities, the Company has not been successful in securing sufficient near-term capital necessary to stabilize operations or fund anticipated operating requirements.

Internal sources of liquidity may include:

- cash generated from future product sales and commercial operations;

- collection of accounts receivable;

- management of working capital and operating expenditures;

- monetization or utilization of existing production and laboratory infrastructure;

- potential licensing or strategic commercialization arrangements; and

- operational efficiencies as the business scales.

External sources of liquidity may include:

- equity financings;

- strategic investments;

- debt financings;

- affiliate or parent-company funding;

- government grants or research incentives;

- strategic partnerships or joint ventures; and

- commercial or technology licensing arrangements.

The Company's fixed asset base includes production line equipment, factory and laboratory equipment, property and buildings, and related infrastructure used in development and operational activities. Net fixed assets totaled approximately $288,949 as of December 31, 2025. Management believes these operational assets may support future commercialization efforts and long-term revenue generation; however, such assets are relatively illiquid and may not provide immediate

working capital liquidity. Accordingly, the Company may seek to monetize, liquidate, restructure, or otherwise utilize certain operational assets in connection with ongoing liquidity preservation efforts and potential restructuring activities.

Management continually evaluates the Company's liquidity position, operating expenditures, financing needs, and capital resources. The Company may seek additional financing opportunistically depending on market conditions, operational requirements, strategic opportunities, and capital availability. There can be no assurance that additional financing will be available on acceptable terms, or at all, and the inability to obtain additional capital could materially adversely affect the Company's business, financial condition, results of operations, and ability to continue as a going concern. Management expects the Company's liquidity position and strategic direction to remain subject to significant uncertainty pending the outcome of ongoing financing efforts, restructuring initiatives, and operational transition activities.

Trend Information

The Company has historically operated as a development-stage technology and industrial business focused on the research, development, testing, and commercialization of proprietary gas processing and hollow-fiber membrane technologies. During the year ended December 31, 2025, the Company continued to prioritize engineering development, research and development activities, manufacturing capabilities, commercialization efforts, and infrastructure expansion over short-term profitability. As a result, the Company experienced significant operating losses, negative cash flows, and increasing liquidity constraints during the period.

For the year ended December 31, 2025, consolidated revenues totaled approximately $53,879, while consolidated operating expenses totaled approximately $1.57 million. The Company generated limited revenues relative to its operating cost structure as management continued investing in personnel, research and development, laboratory and production infrastructure, and commercialization initiatives. Significant expense trends during the period included elevated payroll and personnel-related costs, research and development expenditures, rent and lease expenses, professional fees, and interest expense. Wages and salaries represented the Company's largest operating expense category at approximately $1.03 million during the year.

The Company also experienced continued increases in infrastructure-related and operational expenditures associated with maintaining production facilities, laboratory operations, and engineering capabilities, particularly within DiviGas Australia Pty Ltd. Research and development consumable expenses totaled approximately $111,366, while rent and lease costs totaled approximately $139,868 during the year ended December 31, 2025. Management believes these expenditures reflected the Company's continued efforts to advance product development, testing capabilities, manufacturing readiness, and commercial deployment opportunities.

A significant trend affecting the Company has been the continued mismatch between operating expenditures and the Company's ability to generate sufficient revenues or secure additional financing necessary to sustain operations at historical levels. Subsequent to December 31, 2025, the Company experienced increasing liquidity constraints and financial deterioration, including an inability to secure sufficient short-term or medium-term financing necessary to continue funding operations, commercialization efforts, and infrastructure costs at DiviGas Australia Pty Ltd. This trend has materially constrained operational capacity, production activities, and commercialization efforts.

As a result of these conditions, management initiated efforts relating to a potential wind-down of DiviGas Australia Pty Ltd, including potential liquidation or disposition of production equipment, laboratory assets, and related infrastructure. Simultaneously, the Company began exploring operational transition strategies intended to continue servicing certain customer engagements and commercial opportunities through DiviGas Inc. utilizing collaborative intermediaries, strategic relationships, and third-party hollow-fiber membrane manufacturers with potentially comparable production capabilities.

The Company believes demand for industrial gas processing technologies, hydrogen-related technologies, membrane separation systems, and related industrial applications may continue to present long-term commercial opportunities. Management also believes the Company continues to maintain certain customer engagements and commercial relationships that could potentially support future revenue generation if the Company is able to stabilize operations, maintain customer relationships, and secure sufficient financing or strategic support. However, there can be no assurance that such opportunities will result in material revenues, successful commercialization, or improved operating performance.

The Company's order pipeline, customer engagements, and commercialization opportunities remain subject to substantial uncertainty due to liquidity limitations, operational restructuring activities, manufacturing transition risks, supply chain dependencies, and the Company's limited ability to fund production and operational activities. The Company's ability to fulfill existing or anticipated customer opportunities may depend substantially upon the successful implementation of third-party manufacturing arrangements, collaborative partnerships, additional financing, or other strategic transactions.

Management expects trends affecting liquidity, capital resources, and operational continuity to remain significant during the current fiscal year. Known trends and uncertainties reasonably likely to materially affect the Company include:

- ongoing operating losses and negative cash flows;

- limited working capital and constrained liquidity;

- uncertainty regarding the Company's ability to obtain additional financing;

- potential liquidation or monetization of operational assets;

- reductions in internal production capabilities;

- increased reliance on third-party manufacturing and strategic intermediaries;

- customer concentration and commercialization uncertainties;

- elevated interest expense and debt obligations;

- restructuring and wind-down costs;

- potential impairment or disposition of fixed assets; and

- uncertainty regarding the Company's long-term operational structure and continuation strategy.

The Company's fixed asset base includes production line equipment, factory and laboratory equipment, property and buildings, and related operational infrastructure with a consolidated net book value of approximately $288,949 as of December 31, 2025. As the Company evaluates restructuring alternatives and liquidity preservation initiatives, trends relating to asset monetization, operational consolidation, infrastructure reduction, and cost containment may materially affect future financial condition and operating results.

Management believes reported historical financial results may not be indicative of future operating results or financial condition due to the Company's evolving operational structure, liquidity constraints, ongoing restructuring evaluations, potential wind-down activities, financing uncertainties, and changing commercialization strategy. Future operating results may differ materially depending on the Company's ability to obtain additional financing, maintain customer relationships, implement operational transition initiatives, reduce costs, execute strategic partnerships, and successfully continue commercial operations.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These

include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

The Company Is Experiencing Severe Liquidity Constraints And May Be Unable To Continue Operations.

The Company is currently experiencing significant liquidity constraints, recurring operating losses, negative cash flows, and limited working capital. The Company has been unable to secure sufficient short-term or medium-term financing necessary to sustain operations at historical levels. These conditions have materially affected staffing, production activities, commercialization efforts, and operational capabilities. If the Company is unable to obtain additional financing, successfully restructure operations, generate additional revenues, or consummate strategic transactions, the Company may be forced to substantially curtail operations, liquidate assets, restructure obligations, pursue insolvency-related proceedings, or cease operations entirely. Investors could lose all or substantially all their investment.

Substantial Doubt Exists Regarding The Company's Ability To Continue As A Going Concern.

The Company has incurred recurring operating losses, negative operating cash flows, negative equity, and an accumulated deficit. These conditions raise substantial doubt regarding the Company's ability to continue as a going concern. The Company's ability to continue operations depends substantially upon its ability to raise additional capital, restructure operations, reduce expenditures, maintain customer relationships, and generate future revenues. There can be no assurance that management's plans will be successful. Failure to maintain operations or successfully execute restructuring and financing initiatives could result in investors losing some or all of their investment.

The Company May Wind Down Or Liquidate Certain Operations, Including DiviGas Australia Pty Ltd.

Management has initiated evaluations and activities relating to a potential wind-down of DiviGas Australia Pty Ltd, including the potential liquidation, sale, or disposition of production equipment, laboratory infrastructure, and other operational assets. DiviGas Australia historically conducted a substantial portion of the Company's manufacturing, research and development, and operational activities. Any wind-down, liquidation, operational reduction, or restructuring involving DiviGas Australia could materially impair the Company's ability to manufacture products, fulfill customer obligations, continue commercialization efforts, maintain personnel, preserve intellectual property value, or continue operations. Such actions may also result in impairment charges, asset write-downs, restructuring expenses, litigation risk, creditor disputes, or other adverse consequences.

The Company May Be Unable To Fulfill Existing Customer Engagements Or Commercial Opportunities.

The Company's liquidity constraints, operational restructuring activities, manufacturing limitations, staffing reductions, and potential wind-down activities may impair its ability to fulfill existing customer engagements, pilot projects, commercialization opportunities, or anticipated commercial contracts. Certain customer opportunities may depend upon the Company's ability to maintain production capacity, secure additional financing, retain technical personnel, transition manufacturing activities, and continue operational support activities. Delays, nonperformance, or inability to satisfy customer requirements could result in contract cancellations, reputational damage, litigation, refund obligations, loss of future opportunities, or loss of customer confidence.

Historical Operational Metrics, Commercial Projections, And Production Targets May No Longer Be Achievable.

The Company's historical disclosures regarding anticipated production capacity, commercialization timelines, deployment schedules, customer conversion expectations, sales goals, technical roadmaps, and operational expansion plans were developed prior to the Company's recent liquidity deterioration and restructuring evaluations. Due to the Company's current financial condition, operational constraints, potential wind-down activities, and reduced infrastructure, many previously disclosed operational targets, commercialization plans, production goals, and anticipated timelines may no longer be achievable within previously anticipated timeframes, or at all.

The Company's Assets May Be Illiquid And May Not Generate Sufficient Recovery Value.

A substantial portion of the Company's assets consists of specialized production equipment, laboratory infrastructure, intellectual property, and other operational assets associated with hollow-fiber membrane development and manufacturing activities. These assets may have limited secondary markets and may be difficult to monetize quickly or at anticipated values. In the event of liquidation, restructuring, or asset disposition activities, the Company may realize substantially less than recorded book values, and any proceeds may be insufficient to satisfy outstanding liabilities or provide any recovery to investors.

The Company Has Significant Debt Obligations And Affiliate Funding Dependence.

The Company has relied heavily upon affiliate funding arrangements, intercompany obligations, loans, and third-party debt financing to support operations. As of December 31, 2025, the Company had substantial consolidated liabilities, including obligations owed to affiliated entities and third-party lenders. The Company may be unable to refinance, extend, restructure, or repay these obligations as they become due. Creditors may have rights senior to equity holders, and in the event of insolvency, restructuring, or liquidation proceedings, investors in the Company's securities may receive little or no recovery.

Operational Restructuring Activities May Result In Additional Costs, Disruptions, And Uncertainties.

The Company is currently evaluating and implementing operational restructuring initiatives, liquidity preservation measures, operational consolidations, and potential asset monetization activities. These initiatives may require significant management attention and may result in additional costs, including severance obligations, contract termination costs, professional fees, litigation exposure, impairment charges, and operational disruptions. Restructuring activities may also negatively affect employee morale, customer relationships, supplier relationships, commercialization efforts, and the Company's ability to continue operating effectively.

The Company's Intellectual Property And Know-How May Be Difficult To Protect During Operational Transition Activities.

As the Company evaluates operational restructuring measures, third-party manufacturing arrangements, collaborative relationships, and potential asset dispositions, the risk of unauthorized disclosure, misuse, loss, or impairment of proprietary technology, trade secrets, manufacturing know-how, and intellectual property may increase. The Company's ability to preserve the confidentiality and value of its proprietary membrane technologies may be adversely affected by staffing reductions, operational transitions, reliance on third parties, financial distress, or cross-border operational complexities.

There Is Significant Uncertainty Regarding The Company's Future Operational Structure And Business Strategy.

Management continues to evaluate multiple strategic alternatives, including operational restructuring, asset monetization, third-party manufacturing arrangements, strategic partnerships, financing transactions, operational consolidations, and potential wind-down activities. No final determination has been made regarding the Company's ultimate operational structure, continuation strategy, or long-term business plan. As a result, investors face substantial uncertainty regarding the Company's future operations, asset base, liabilities, capitalization, staffing, commercialization activities, and prospects for future revenue generation or profitability.

The Company Is Increasingly Reliant On Third-Party Manufacturers And Collaborative Relationships.

As part of its ongoing operational restructuring efforts, the Company may increasingly rely upon collaborative intermediaries, strategic relationships, and third-party hollow-fiber membrane manufacturers to continue certain commercial activities and customer engagements. The Company has limited experience operating under this revised operational model, and there can be no assurance that third-party manufacturers will provide sufficient quality, reliability, production capacity, technical capabilities, or favorable commercial terms. Any failure, delay, quality issue, dispute, capacity limitation, or termination involving third-party manufacturers or collaborators could materially adversely affect the Company's ability to fulfill customer obligations, maintain product quality standards, protect intellectual property, or generate revenues.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of their investment. If we are able to raise additional capital it may be on terms different than or more favorable than those hereby offered.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of many factors, including the inherent business risks associated with our Company and present and future market conditions. In addition, as our operations scale we will likely very soon have intense capital needs to match incoming demand. We are therefore fundraising in view of the deployment timelines that both the fundraising and construction of new facilities will require. We could require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

We and our auditors have concluded there is substantial doubt about our ability to continue as a going concern.

Our historical financial statements have been prepared under the assumption that we will continue as a going concern. Our audit firm has expressed substantial doubt in our ability to continue as a going concern and the audit report for our financial statements contain a going concern opinion. Our ability to continue as a going concern is dependent upon our ability to obtain equity financing or other capital, attain further operating efficiencies, reduce expenditures, and, ultimately, generate revenue. The doubt regarding our potential ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our ecosystem or information infrastructure where we manage our products and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

There is technical performance risk with our products.

Hollow fiber membranes used for gas separation must meet strict performance criteria, especially when targeting high-purity hydrogen or helium recovery. Variability in membrane selectivity, permeability, and mechanical durability under pressure and thermal stress can lead to inconsistent performance in the field. If membranes fail prematurely or underperform relative to specifications, the result can be costly warranty claims, customer dissatisfaction, or contract cancellations. Field failure can also damage long-term relationships with industrial partners that require high uptime and reliability for mission-critical applications.

This risk is amplified in sectors such as hydrogen production and helium recovery, where operating environments may involve corrosive gases, high temperatures, or fluctuating pressures. If membranes degrade more rapidly than anticipated, companies may incur unexpected servicing costs or face penalties under performance-based contracts. Additionally,

performance shortfalls may hinder qualification for certain industrial standards or certifications, reducing market access. Investment in robust validation testing and quality assurance processes is crucial to mitigating these technical risks.

The Company's products are subject to various regulations.

Manufacturers of gas separation membranes must navigate an evolving regulatory landscape, especially given the increasing emphasis on hydrogen as a clean energy source. Regulatory agencies may impose safety, environmental, or material usage restrictions that affect membrane design, production processes, and end-use applications. In the U.S., for example, the EPA, OSHA, and DOT may each impose requirements related to handling hydrogen and helium, while international markets may require compliance with REACH, CE Marking, or other regional standards. Failure to comply can result in fines, delays, or market exclusion. Moreover, membranes that are used in or integrated with hydrogen infrastructure projects may fall under stricter oversight due to the flammable nature of hydrogen gas. Companies may be required to demonstrate compliance with pipeline safety standards, pressure vessel codes, and hazardous materials handling procedures. As regulatory frameworks shift toward sustainability and climate impact, additional disclosure or certification may be required regarding material sourcing, emissions, or product lifecycle impacts. These changes can increase costs and lengthen go-to-market timelines.

Hollow fiber membrane production is uniquely sensitive to supply chain dynamics due to its dependence on high-performance specialty materials—such as advanced polymers (e.g., polyimides, polysulfones), proprietary coatings, catalysts, and sometimes nanomaterials engineered for gas selectivity.

These materials often have only a limited number of qualified suppliers globally, and are subject to strict tolerances, purity requirements, and in some cases, export or hazardous materials controls. This reliance on niche inputs means that even modest disruptions—such as environmental events affecting a supplier's facility, changes in regulatory classifications of a raw material, or fluctuations in global demand for certain polymers—can have outsized effects. For example, if a key monomer becomes restricted due to a change in REACH or TSCA compliance status, sourcing alternatives may be unavailable without substantial requalification work and regulatory resubmission. In addition, geopolitical tensions and trade policy shifts can introduce volatility into cross-border supply chains. Tariffs, sanctions, or customs delays can disrupt access to critical materials sourced from specific regions, such as East Asia or Europe. This risk is particularly acute when dealing with nanomaterials or chemicals classified under export control regulations, which may face sudden restrictions due to national security or environmental policy changes. Long procurement lead times, minimum batch sizes, and rigorous quality assurance testing further complicate inventory planning and just-in-time manufacturing models.

The production of hollow fiber membranes is highly sensitive to process variables such as temperature, humidity, extrusion speed, and chemical composition.

Small deviations can lead to defects, low yield, or batch failures. Scaling up from lab-scale to commercial production often introduces unforeseen complications, including membrane fouling, fiber breakage, or equipment incompatibility that will need to be accounted for by our manufacturing partner DiviGas Australia. These issues can result in delayed customer orders, increased waste, and rising cost of goods sold (COGS). Additionally, capital-intensive manufacturing equipment may face unexpected downtime due to maintenance needs, component failures, or operator error. Such interruptions not only affect delivery timelines but can also breach customer contracts that include performance guarantees. If DiviGas Australia has limited redundancy in its manufacturing footprint, any plant-level disruption can have an outsized impact on revenue and reputation.

The adoption of gas separation membranes in hydrogen and helium markets depends heavily on customer education, technical validation, and regulatory approval.

While hollow fiber membranes offer advantages in terms of energy efficiency and modularity, many potential customers are accustomed to legacy technologies like cryogenic distillation or pressure swing adsorption (PSA). Overcoming resistance to change requires time, technical demonstrations, and often third-party validation—factors that can slow revenue growth. Moreover, the niche nature of the helium and hydrogen markets means that the Company may be overly reliant on a few large customers or government-backed projects. Any delay, cancellation, or policy reversal impacting hydrogen infrastructure can reduce demand for membrane systems. Commercial success may also be threatened by aggressive competition, including new entrants with breakthrough technologies or larger players offering bundled solutions.

Hydrogen is highly flammable and requires careful handling at every stage—from production to separation and storage.

If hollow fiber membranes are used in high-pressure systems or exposed to volatile compounds, any failure could lead to safety incidents such as leaks, fires, or explosions. The Company may face significant liability if its products are found to contribute to safety hazards, particularly in industrial or transportation applications. In addition to physical risk, there is also reputational and financial liability associated with product performance claims. If a membrane system underperforms or malfunctions in a regulated environment, such as a refinery or hydrogen fueling station, the consequences can include contract penalties, litigation, or loss of certification. Comprehensive product testing, safety validation, and liability insurance are essential components of risk management in this space.

Continuous innovation is critical to staying competitive in the membrane technology space, where performance benchmarks are constantly improving.

However, research and development efforts are inherently risky—new formulations or designs may fail to achieve the desired performance or may prove non-viable for manufacturing. Significant resources may be invested in projects that ultimately do not produce commercially viable outcomes. Moreover, even successful research and development may face time-to-market challenges or unexpected technical hurdles during scaling. If the Company, through research and development provided by DiviGas Australia, is unable to keep pace with competitors who introduce more efficient or cost-effective membranes, it risks becoming obsolete. An overreliance on a single technology or slow innovation pipeline can hinder market share growth.

The gas separation membrane business can be capital-intensive, particularly when expanding production or commercializing new product lines.

Adverse conditions in capital markets—such as rising interest rates, tightening credit, or reduced venture funding—can limit access to the financing needed for growth. This is particularly important for companies developing technologies aimed at emerging markets like the hydrogen economy, which often require upfront investment before widespread adoption. Macroeconomic downturns or commodity price volatility can also reduce capital spending by key customers in the petrochemical or energy sectors. If investment in hydrogen infrastructure slows due to inflation, recession, or shifting political priorities, the market opportunity for membranes may narrow. Companies must balance growth strategies with capital efficiency and maintain flexibility in their cost structure to withstand economic cycles.

As environmental, social, and governance (ESG) standards rise in prominence, companies involved in advanced materials and gas processing must be prepared to demonstrate sustainable practices.

The use of specialty chemicals, nanomaterials, or polymers in membrane production may raise concerns about long-term environmental impacts, including recyclability and end-of-life disposal. Customers and investors may demand transparency and accountability regarding environmental footprint, labor practices, and ethical sourcing. Failure to proactively address these concerns can lead to reputational damage or exclusion from ESG-sensitive markets. Additionally, media attention or activist pressure around the perceived risks of nanotechnology or synthetic materials could influence public perception and policymaking. Integrating sustainability into product design, operations, and communications is essential not only for risk management but also for long-term competitive advantage in the clean energy landscape.

Timeline pushes and unexpected shifts in project direction can introduce uncertainty and disrupt our business plan.

Operational delays are often driven by technical hurdles, shifting market dynamics, or strategic decisions to pivot based on new insights, leading to stretched resources and potential budget overruns. These extensions can also disrupt time-to-market strategies, allowing competitors to gain an advantage or causing us to miss out on lucrative contracts. Furthermore, unanticipated redirections can lead to fragmented operational efforts, confusion within teams, and reduced focus on initial objectives. Failure to maintain flexibility in our planning processes may lead to missed project timelines and could lead to failed communication channels where stakeholder expectations are not managed effectively.

The risk of shifts in primary focus necessitating rapid changes across all aspects of the business is a critical challenge that can disrupt operations and strategic planning and could affect the Company.

Changes in market conditions, customer demands, or technological advancements may require the Company to pivot quickly, which can strain resources and affect morale. Rapid changes can lead to confusion among employees, misalignment of priorities, and potential resistance to new initiatives, impacting productivity and overall effectiveness. Moreover, the need to rapidly adapt can result in poorly executed transitions, where critical aspects of the business—such as product development, marketing strategies, or customer engagement—are not adequately addressed. If the Company fails to cultivate an agile organizational culture that embraces change, fosters open communication, and encourages innovative thinking, it may be unable to navigate these shifts effectively.

The failure of our products to operate properly could negatively impact our ability to operate successfully.

Product failure in hollow fiber membrane systems used for gas separation of hydrogen and helium presents serious operational and financial risks. These membranes are often deployed in high-pressure and high-purity environments where even minor defects can result in performance degradation, gas leakage, or complete system failure. If a membrane fails during operation, it can lead to unplanned shutdowns, loss of valuable gases, or contamination of separated streams, disrupting industrial processes that rely on consistent gas purity and flow rates. Such failures may require urgent replacement increasing operational downtime and imposing significant cost burdens on customers.

The reputational impact of product failure can be substantial, particularly in industries where reliability and safety are paramount. Clients in sectors such as petrochemicals, hydrogen production, or specialty gas supply expect equipment to perform consistently under demanding conditions. If membrane systems are associated with repeated failures, inconsistent quality, or safety incidents, customers may lose confidence in the brand and choose to switch to competing technologies or vendors. Additionally, failures that occur early in the product lifecycle or shortly after deployment may raise concerns about manufacturing defects, design flaws, or inadequate testing procedures, leading to greater scrutiny from both customers and regulators.

There is also a significant risk of legal and liability exposure resulting from product failure. If a hollow fiber membrane system causes financial losses, safety hazards, or environmental harm due to failure in operation, affected parties may pursue legal claims against the manufacturer. These claims could involve breach of warranty, negligence, or even product liability lawsuits depending on the jurisdiction and severity of the impact. Furthermore, if the failure contributes to the release of hazardous gases, regulatory investigations and penalties may follow. Such legal consequences can result in substantial financial damages, reputational harm, and distraction from core business operations.

Regulatory changes pose a significant risk to business operations, as shifts in government policies or legal requirements can directly impact our strategy, finances, and overall ability to operate.

New regulations may introduce stricter compliance requirements, leading to increased costs for training, legal consultation, and adjustments to business practices. For example, changes in labor laws, environmental standards, or data privacy requirements could necessitate modifications in processes, technology, or infrastructure to remain compliant. The Company could find it impossible to become compliant. Failure to adapt promptly can result in fines, legal disputes, or restrictions on the business, damaging both financial stability and reputation. Regulatory changes can also affect market dynamics and the competitive landscape, potentially reducing profitability or limiting market access. A sudden change in tax laws, tariffs, or trade agreements can disrupt supply chains, alter product pricing, or decrease the competitiveness of certain goods or services. This uncertainty makes it difficult for companies to make long-term investment decisions, manage budgets, or forecast financial performance. Additionally, some regulatory changes may benefit new entrants or disruptors, forcing established companies to adapt quickly or risk losing market share.

If we are not able to maintain and enhance our brand, our ability to expand our base of users, our business and financial results may be harmed.

We believe that our brand will contribute to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our customer base. Maintaining and enhancing our brand will depend largely on our ability to provide quality products to our customers, which we may not do successfully. We may introduce new products that users do not like, or which do not function as effectively as intended or as well as products offered by competitors, which may negatively affect our brand and products. Maintaining and enhancing our brand will require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

The markets for our products may develop more slowly than we expect or may be negatively impacted by market conditions.

The markets for our products are large. However, our success will depend on continued growth of these markets. We do not know how successful the adoption of our products will be. In part, this may depend on how well we compete with our competitors who enter this space who may have more resources and time in the industry than we do or who are able to bring their products to market faster than we do. Moreover, we will incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop market share. If the market for our products does not develop as we anticipate, or does not continue to grow, or grows more slowly than we expect, our operating results will be harmed. Additionally, concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues could lead to increased market volatility and diminished growth expectations, which in turn could result in reductions in spending by our existing and prospective customers. Prolonged economic slowdowns may result in lower sales of our products. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations, and cash flows.

The Company's business and reputation are impacted by information technology system failures and network disruptions.

The Company is exposed to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, ransomware or other cybersecurity incidents, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and the Company's business continuity and disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions can adversely impact the Company's business by, among other things, preventing access to the Company's online data, interfering with customer transactions or impeding the manufacturing and shipping of the Company's products. These events could materially adversely affect the Company's business, reputation, results of operations and financial condition.

Reliance on third-party providers creates risks for the Company.

The Company will be contracting with DiviGas Australia which will handle manufacturing and research and development for our products. Contracting with a third party for manufacturing and research and development introduces several key risks related to quality control, intellectual property, and operational oversight. The Company may face challenges ensuring that the third party maintains consistent quality standards, complies with applicable regulations, and meets required timelines. Any failure in these areas can result in production delays, defective products, regulatory violations, or damage to brand reputation. Additionally, reliance on a third party reduces the Company's direct control over critical processes, which may limit responsiveness to changes in product specifications or market demand. Supply chain disruptions affecting the third party—such as labor shortages, raw material issues, or geopolitical risks—can also cascade into the Company's operations.

Another significant risk involves the handling and protection of proprietary information and intellectual property. When engaging a third party for research and development, there is an inherent risk that trade secrets, confidential designs, or technological advancements could be misused, leaked, or unintentionally exposed, particularly if robust confidentiality and IP ownership agreements are not in place. The Company may also encounter disputes over ownership of innovations developed during the engagement. If the third party is located in a jurisdiction with weak intellectual property enforcement or limited legal recourse, these risks are amplified. Additionally, ensuring compliance with export controls, data security laws, and ethical standards across borders adds complexity to managing outsourced innovation and manufacturing.

In addition, relying on a single manufacturer for product creation introduces significant concentration risk, as the entire supply of critical components or finished goods is dependent on the operational stability, financial health, and performance reliability of one entity – DiviGas Australia. If the manufacturer experiences disruptions—such as equipment failure, labor disputes, quality control issues, or bankruptcy—the Company may face immediate production halts, delayed order fulfillment, and loss of revenue. Additionally, the lack of alternative manufacturing sources can reduce negotiating leverage on pricing, timelines, and quality standards, potentially increasing costs or lowering product margins over time. In industries that require precision engineering or regulatory compliance, any lapse in manufacturing standards could compromise product integrity, resulting in customer dissatisfaction, warranty claims, or reputational damage.

If the sole manufacturer fails or becomes unavailable, the Company may face a critical risk stemming from the inability to identify and onboard a comparable replacement. Finding a new manufacturer with the necessary technical capabilities, certifications, equipment, and experience—especially for specialized products like hollow fiber membranes—can be extremely difficult and time-consuming. Replacement manufacturers may not meet the same quality standards, may require costly requalification or validation of processes, or may have long lead times before they can begin production. This disruption could halt product availability, damage customer relationships, and result in lost market share, particularly if existing contracts cannot be fulfilled or service commitments are missed. The longer it takes to secure a viable manufacturing alternative, the greater the financial and reputational consequences.

If we are unable to obtain, maintain and protect our intellectual property rights in our proprietary technology, our ability to compete could be negatively impacted.

Our proprietary intellectual property is vital to our business. The market for our products depends to a significant extent on the value associated with our product design, and our proprietary technology. We rely on confidentiality procedures and contractual restrictions, to establish and protect our intellectual property or other proprietary rights. However, these laws, procedures and restrictions provide only limited and uncertain protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated, including by counterfeiters. The costs required to protect our proprietary intellectual property may be substantial.

To protect or enforce our intellectual property and other proprietary rights, or to determine the enforceability, scope or validity of the intellectual or proprietary rights of others, we may initiate litigation or other proceedings against third parties. Any lawsuits or proceedings that we initiate could be expensive, take significant time and divert management's attention from other business concerns. Litigation and other proceedings also put our intellectual property at risk of being invalidated, or if not invalidated, may result in the scope of our intellectual property rights being narrowed. We may provoke third parties to assert claims against us. We may not prevail in any lawsuits or other proceedings that we initiate, and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations. The loss of any of our owned intellectual property could have a material adverse effect on our business, financial condition and results of operations. In addition, licensees of our intellectual property may engage in activities or otherwise be subject to negative publicity that could harm their reputation and impair the value of the intellectual property rights they license from us, which could reduce consumer demand for our products and adversely affect our business financial condition and results of operations.

Our business model depends on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and proprietary rights of other parties.

Our business model and results of operations depend at least in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and other proprietary rights of others. However, we cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise violate such rights. Many companies have employed intellectual property litigation to gain a competitive advantage, and to the extent we gain greater visibility and market exposure, we may also face a greater risk of being the subject of such litigation. For these and other reasons, third parties may allege that our products or other or activities infringe, misappropriate or otherwise violate their trademark, copyright or other proprietary rights. Defending against allegations and litigation could be expensive, take significant time, divert management's attention from other business concerns, and delay getting our products to market. In addition, if we are found to be infringing, misappropriating or otherwise violating third-party trademark, copyright or other proprietary rights, we may need to obtain a license, which may not be available on commercially reasonable terms or at all, or may need to redesign or rebrand our products, which may not be possible. We may also be required to pay substantial damages or be subject to a court order prohibiting us and our customers from selling certain products or engaging in certain activities. Any claims of violating others' intellectual property, even those without merit, could therefore have a material adverse effect on our business, financial condition and results of operations.

The Company is not subject to Sarbanes-Oxley regulations and has identified material weaknesses in our internal control over financial reporting.

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company.

In connection with the preparation of our financial statements for the one day ended May 29, 2024, material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting, including insufficient information technology controls, entity-level controls, controls over the completeness and accuracy of information produced by the Company, and management review controls, including those over complex accounting and disclosure matters. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. If we fail to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Additionally, if it were necessary to implement an internal control infrastructure that would meet the standards of the Sarbanes Oxley Act of 2002, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Regulation CF issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report. We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

The Company's management and executives have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management have been established by the Company's directors and may not be on an arm's-length basis. The Company's officers and directors have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company may seek other capital sources if needed in the future to execute its business plan. The Company may incur certain indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have, for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Current uncertainty in global economic conditions, including volatility and inflation could adversely affect our revenue and business.

Inflation, interest rate volatility, supply chain disruptions, and broader macroeconomic conditions could increase costs and adversely affect the Company's operations. Global economic conditions remain uncertain and may continue to be

affected by inflationary pressures, interest rate volatility, geopolitical tensions, trade disputes, and disruptions in global supply chains. Although inflation moderated in certain markets during recent periods, the cost of labor, materials, equipment, energy, insurance, and services remains elevated compared to historical levels and may continue to fluctuate. In addition, global supply chains remain vulnerable to disruptions caused by geopolitical conflicts, trade restrictions, transportation constraints, natural disasters, labor shortages, and other events beyond the Company's control.

These factors may increase the cost or reduce the availability of materials, equipment, or services required for the Company's operations and may also increase shipping times or cause delays in obtaining necessary components or supplies. Such conditions could lead to increased operating expenses, delays in projects or operations, reduced margins, or other adverse impacts on the Company's business. Although management may seek to mitigate these risks through measures such as maintaining relationships with multiple vendors, adjusting procurement strategies, maintaining certain inventory levels, or modifying product specifications or operational processes when necessary, there can be no assurance that such measures will fully offset the effects of inflation, supply chain disruptions, or other macroeconomic pressures. If the Company is unable to recover increased costs through pricing adjustments, operational efficiencies, or other means, its revenues, profitability, financial condition, and results of operations could be materially adversely affected.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, may increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. Sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Staffing risks can significantly impact our business, particularly when it comes to recruiting and retaining advanced talent.

A shortage of skilled employees may lead to operational inefficiencies, reduced productivity, and increased costs associated with training new hires. High turnover rates can disrupt workflow and strain remaining staff, resulting in burnout and further turnover, especially considering our large time for onboarding and our in-house training requirements. Furthermore, inadequate hiring processes can lead to hiring unsuitable candidates who may not fit the company's culture or lack the necessary skills, negatively impacting team dynamics and overall performance. If we have large growth, we may find it difficult to meet the staffing needs associated with such growth. In addition, it may become more difficult to monitor the effectiveness of our distributed workforce. Additionally, compliance and legal risks are inherent in managing staff. Failure to adhere to labor laws, including fair wage practices, safety regulations, and non-

discriminatory hiring, can result in legal disputes, fines, and reputational damage. Mismanagement of employee benefits, payroll, or contractual obligations can also create financial risks. Lastly, protecting and managing our intellectual property with a remote or widespread workforce may prove difficult and/or costly.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our bank accounts will not be fully insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business model is evolving.

Our business model is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services

or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

Because we are a "start-up", we face a material risk of business failure.

We were formed on May 29, 2025. We are therefore an "early stage" business. Our efforts to date have consisted mostly of formulating our business plan (a process which is still ongoing), developing our products, and securing our intellectual property we will need for our business, and commencing initial business operations. We have generated relatively limited revenue and incurred net losses. As such, we face a material risk of business failure.

The likelihood of our ability to meet our business goals must be considered in light of the significant expenses, complications and delays frequently encountered in connection with the establishment and expansion of new businesses and the nascent, rapidly evolving and highly competitive environment in which we operate. There is a material risk that future revenue from sales of our kits and services or our other planned business activities may not occur or may not be significant enough for us to generate positive cash flows or profit at all. Future revenue, positive cash flows or profits, if any, will depend on many factors, including initial (and continued) market acceptance of our product offerings and the successful implementation of our business strategies.

Moreover, if we are unable to develop and implement other business strategies that generate revenue, our ability to achieve near and long-term growth would be significantly impaired, and our business might fail. There can be no assurance that our future results of operations will generate positive cash flows or be profitable or that our strategies, even if implemented, will increase the value of the Company.

Incidents or adverse publicity concerning our Company or our products could harm our reputation as well as negatively impact our revenues and profitability.

Our reputation is an important factor in the establishment and potential future growth of our business. Our ability to attract and retain customers depends, in part, upon the external perceptions of our Company, the intellectual property assets and individuals we are associated with, and our corporate and management integrity. If market recognition or the perception of our company diminishes, there may be a material adverse effect on our revenues, profits, and cash flow.

Our business is highly dependent on the efforts and dedication of our officers and other employees, and the loss of one or more key employees, or our inability to attract and retain qualified personnel, could adversely affect our business.

Our officers, directors, and employees are at the heart of all of our business efforts. It is their skill, creativity and hard work that drive our success. In particular, our success depends to a significant extent on the continued service and performance of our senior management team. We are highly dependent on their knowledge base and industry relationships, and believe they are integral to the success of our business. The loss of any member of our senior management team, or of any other key employees could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain key man life insurance policies on any member of our senior management team or on our other key employees.

Litigation or legal proceedings could expose us to liabilities.

We may in the future become party to litigation claims and legal proceedings. We face litigation risks regarding a variety of issues, including without limitation, copyright infringement, allegations against us, alleged violations of federal and state labor and employment laws, securities laws, cryptocurrency and digital asset laws and other matters. These proceedings may be time-consuming, expensive and disruptive to normal business operations. The defense of such lawsuits could result in significant expense and the diversion of our management's time and attention from the operation of our business. Costs we incur to defend or to satisfy a judgment or settlement of these claims may not be covered by insurance or could exceed the amount of that coverage or increase our insurance costs and could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed our Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C-AR and the accompanying Exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual investor commitment amounts.

The Company may prevent any investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these Agreements.

Investors in this offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim, other than claims arising under federal securities laws, that they may have against the Company arising out of or relating to these agreements. By signing the Subscription Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

The Subscription Agreement has a dispute resolution provision that requires disputes to be resolved by binding arbitration pursuant to Delaware law, regardless of convenience or cost to you, the investor.

As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement included as part of the Subscription Booklet. In the agreement, investors agree to waive the right to trial by jury and to resolve disputes arising under the Subscription Agreement through binding arbitration. Waiving the right to a jury trial means agreeing to have your case decided by an arbitrator rather than a jury of peers. A jury trial allows ordinary citizens to assess evidence and witness testimony, which can sometimes bring empathy or a broader perspective. An arbitrator may be more neutral but also more focused on strict legal interpretations. In addition, arbitrators may have unconscious biases or be influenced by previous similar cases, and their decision-making is not as varied as a jury panel. Arbitrators often hear numerous cases, which can sometimes affect their perception of individual cases. Furthermore, in a jury trial, you may appeal based on claims like jury misconduct or flawed jury instructions. Additionally, disputes will be resolved on an individual basis only. Neither you nor the Company will have the right to participate in a class action, class arbitration, or any other representative proceeding.

With arbitration, under the Subscription Agreement, arbitration shall take place in the county of the principal office of the Company or in such location as agreed upon by the parties. If the amount in controversy exceeds $50,000.00, any party may appeal the arbitrator's award to a three-arbitrator panel within thirty (30) days of the final award. This waiver may not apply to claims under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the dispute resolution provision may not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. Although we believe the provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the dispute resolution provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the per-share price from an arbitrary internal valuation analysis. Therefore, the Offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment. Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Shares at the Offering price (or at any other price), and you risk overpaying for your investment.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our management.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "**Reg. CF Exemption**"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we will be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Company and may divert attention from management of the Company.

Risks Related to the Securities

The Securities will not be freely transferable under the Securities Act until one year from the initial purchase date. Although the Securities may be transferable under federal securities law, state securities regulations may apply, and each investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. In addition, there currently is no market for our Shares.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company, or to receive financial or other information from each, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no to limited information rights owed to investors.

The Securities acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings and conversion of warrants, options and convertible debt.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Because we have not paid dividends in the past and do not expect to pay dividends in the near future, any return on investment may be limited to the value of the Shares.

We are a new company and have never paid cash dividends and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends will depend on earnings, financial condition and other business and economic factors affecting it at such a time that management may consider relevant. If we do not pay dividends, the Shares may be less valuable because a return on your investment will only occur if their price appreciates.

There is no market for the Shares.

The Shares are currently listed on any exchange or otherwise publicly traded. There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's shareholders are governed by its Certificate of Incorporation and Bylaws attached to this Annual Report as Exhibit B and C, respectively. None of the Company's securities are currently listed or quoted for trading on any national securities exchange or national quotation system.

Capital Structure

The Company is authorized to issue a total of 100,000,000 shares of stock consisting of 50,000,000 shares of Class A common stock, $0.0001 par value per share; 25,000,000 shares of Class B common stock, $0.0001 par value per share; and 25,000,000 shares of preferred stock, $0.0001 per share.

Rights of Class A and Class B Common Stock

Equal Status

Except as otherwise provided in our Certificate of Incorporation or required by applicable law, shares of Class A common stock and Class B common stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the Company), share ratably and be identical in all respects and as to all matters.

Voting Rights

Class B common stock is non-voting stock. Each holder of Class A common stock shall have the right to one (1) vote per share of Class A common stock held of record by such holder. Except as otherwise expressly provided by this Certificate of Incorporation or as provided by law, the holders of shares of Class A common stock shall (a) at all times vote on all matters (including the election of directors) submitted to a vote or for the consent (if action by written consent of the stockholders is permitted at such time under this Certificate of Incorporation) of the stockholders of the Company, (b) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law, including by written consent.

Except as expressly provided for by our Certificate of Incorporation or as required by applicable law, each holder of Class B common stock shall (a) not be entitled to vote on matters (including the election of directors) submitted to a vote or for the consent (if action by written consent of the stockholders is permitted at such time under this Certificate of Incorporation) of the stockholders of the Company, (b) not be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company, and (c) at all times entitled to vote by law, vote together with the holders of Class A Common stock as a single class on all matters submitted to a vote or for the consent of the stockholders of the Company.

Pursuant to the Company's shareholder agreement, if a majority of Class A shareholders approve certain major corporate actions—including (i) a sale of the corporation (via merger, consolidation, asset sale, or stock sale resulting in a change of control), (ii) a recapitalization, (iii) dissolution, (iv) election or removal of a director, or (v) an initial public offering—then all shareholders must vote in favor and take necessary actions to support the decision.

For a sale of the corporation:

- In a merger, consolidation, or asset sale, shareholders waive dissenters' or appraisal rights.
- In a stock sale, shareholders must sell their shares on the approved terms.

Each shareholder also grants the corporation (and its agents) irrevocable power of attorney to take all actions and execute all documents necessary to implement these approved transactions.

Additionally, each Class B shareholder grants our CEO (and any CEO designee) an irrevocable proxy—valid until this agreement ends—to vote all current and future Class B Shares on the shareholder's behalf at meetings or by written consent. This authority survives a shareholder's death or incapacity, binds their successors, and cannot be revoked before

the agreement's termination because it is "coupled with an interest." Please review our shareholder agreement attached as Exhibit D for more details.

Dividend and Distribution Rights

Any dividend or distribution on the common stock shall be payable on shares of Class A common stock and Class B common stock ratably; provided, however, that in the case of dividends or distributions payable in shares of common stock of the Company, or options, warrants or rights to acquire shares of such common stock, or securities convertible into or exchangeable for shares of such common stock, the shares, options, warrants, rights or Securities so payable shall be payable in shares of, or options, warrants or rights to acquire, or Securities convertible into or exchangeable for, common stock of the same class upon which the dividend or distribution is being paid.

Subdivisions Combinations or Reclassifications

Shares of Class A common stock or Class B common stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A common stock and Class B common stock on the record date for such subdivision, combination or reclassification; *provided*, *however*, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Liquidation, Dissolution or Winding Up

In the event of any liquidation of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of shares of Class A common stock and Class B common stock shall be entitled to share ratably (based on the number of shares of common stock held by each such holder), share and share alike, in the remaining net assets of the Company.

Merger or Consolidation

In the case of any distribution or payment in respect of the shares of Class A common stock or Class B common stock upon the consolidation or merger of the Company with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of the Class A common stock and Class B common stock as a single class; *provided*, *however*, that shares of one such class may receive different or disproportionate distributions or payments in connection with such merger, consolidation or other transaction if (i) the only difference in the per share distribution to the holders of the Class A common stock and Class B common stock is that any securities distributed to the holder of a share Class B common stock have no voting power, or (ii) such merger, consolidation or other transaction is approved by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Change of Control Class A Vote

The Company shall not consummate a "Change in Control Transaction" without first obtaining the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the then outstanding shares of Class A common stock, voting as a separate class, in addition to any other vote required by applicable law, this Certificate of Incorporation or the Bylaws.

"**Change in Control Transaction**" means the occurrence of any of the following events:

(a) the sale, lease, exchange, encumbrance or other disposition (other than licenses that do not constitute an effective disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole, and the grant of security interests in the ordinary course of business) by the Company of all or substantially all of the Company's assets; or

(b) the merger or consolidation of the Company with or into any other entity, other than a merger or consolidation that would result in the Class A common stock of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its sole parent entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its sole parent entity outstanding immediately after such merger or consolidation.

Mandatory Conversion of Class B common stock

Upon the Company's consummation of an initial public offering ("**Effective Time**"), each share of Class B common stock shall be automatically converted into one (1) ("**Conversion Ratio**") fully paid and nonassessable share of Class A common stock. Each certificate that immediately prior to the Effective Time represented shares of Class B common stock ("**Old Certificate(s)**") shall thereafter represent that number of shares of Class A common stock into which the shares of Class B common stock represented by the Old Certificate shall have been converted. The corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B common stock, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Class A common stock to which such holder shall be entitled as aforesaid (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Such conversion shall be deemed to have been made immediately prior to the close of business on the Effective Time, and the person or persons entitled to receive the shares of Class A common stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A common stock as of such date. Each share of Class B common stock that is converted pursuant to this Section 4.3.8 shall be retired by the Company and shall not be available for reissuance. See Section 4.3.8 of our Certificate of Incorporation for further details.

Protective Provision

The Company shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive Sections 3 or 4 of Article IV of the Certificate of Incorporation (or adopt any provision inconsistent therewith), without first obtaining the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under the Certificate of Incorporation) of the holders of a majority of the then outstanding shares of Class A common stock, voting as a separate class, in addition to any other vote required by applicable law, this Certificate of Incorporation or the Bylaws.

Preferred Stock

The Board of Directors is authorized to provide for the issuance of the shares of preferred stock in one or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware ("Certificate of Designation"), to establish from time to time the number of shares to be included in each such series, to fix the designation, powers (including voting powers), preferences and relative, participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase (but not above the total number of authorized shares of such class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of preferred stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a separate vote of the holders of the preferred stock or any series thereof, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law, unless a vote of any such holders is required pursuant to the terms of any Certificate of Designation designating a series of preferred stock.

Except as otherwise expressly provided in any Certificate of Designation designating any series of preferred stock pursuant to Article IV of the Certificate of Incorporation, any new series of preferred stock may be designated, fixed and determined as provided herein by the Board of Directors without approval of the holders of common stock or the holders of preferred stock, or any series thereof, and any such new series may have powers, preferences and rights, including, without limitation, voting powers, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the common stock, the preferred stock, or any future class or series of preferred stock or common stock.

Transfer Restrictions

A Class B shareholder shall not have any right to dispose of any Shares or any right or interest in such Shares, except as expressly provided in the Shareholder Agreement attached hereto as Exhibit D. Unless a Permitted Transfer (defined below), a transfer subject to a Right of First Refusal (described below) or a transfer to an existing shareholder or the Company, no Class B shareholder may dispose of its Shares without the approval of the Board of Directors of the Company. Subject to any restrictions on transfer, shares of stock may be transferred on the books of the Company by the surrender to the Company or its transfer agent of the certificate therefor properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Company or its transfer agent may reasonably require.

A Class B shareholder may transfer all or a portion of the Class B shareholder's Shares (i) to a revocable trust established by the Class B shareholder ("**Shareholder Trustor**") for the Class B shareholder's benefit and/or the benefit of the Class B shareholder's immediate family, provided such Shareholder Trustor is the sole trustee or co-trustee of the trust; (ii) to a Qualified Subchapter S Trust under the Internal Revenue Code of 1986, as amended ("**Code**"), or applicable tax laws (each a "**Permitted Transfer**"). All Shares held by a trust pursuant to this paragraph shall be subject to the same rights and obligations provided in this Agreement and shall be treated for all purposes under this Agreement as though the original shareholder continued to hold such Shares.

Additionally, no offer or transfer of Shares may be made unless pursuant to an effective registration statement filed under the Securities Act and applicable state securities laws, or unless the Company receives an opinion of counsel from the transferor, in form and from counsel satisfactory to the Company, that the offer or transfer is exempt from the registration requirements of the Securities Act, as amended and applicable state securities laws.

Pursuant to Rule 501 of Regulation CF, Securities issued in a transaction exempt from registration pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

- To the issuer of the securities;

- To an accredited investor;

- As part of an offering registered with the Commission; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Additionally, securities purchased pursuant to Regulation CF constitute "restricted securities," as that term is defined in Rule 144, promulgated under the Securities Act, and cannot be resold unless such resale is registered under the Securities Act and applicable state securities laws or is exempt from such registration provisions. Even if Securities purchased in this Offering are eligible for resale, there is no trading market for such Units, and none is likely to develop.

Option to Purchase Shares

Bankruptcy, Assignment to Creditors, Breach

If a shareholder (a) becomes bankrupt, assigns assets to creditors, or is placed under a receiving order, or (b) breaches this agreement and fails to fix the breach within 30 days after written notice, they become a "**Retiring Party**." In such cases, the Company may, within 90 days, choose to buy and cancel all of that shareholder's shares at 80% of fair market value (as determined by a neutral appraiser). If the Company does not exercise this option within 90 days, it expires. Disputes are resolved under Article IX of the shareholder agreement.

Unless otherwise agreed to by the parties to the sale, any sale under Article IV of the shareholder agreement must follow these terms:

- Upfront Payment – At least 10% of the purchase price is paid at closing by an acceptable payment method in exchange for properly endorsed share certificates.

- Promissory Note – The purchaser issues a note for the remaining balance, with interest at prime + 1%, payable in 120 equal monthly installments starting one month after closing.

- Default & Prepayment – Missing a payment allows the seller to demand full repayment; purchaser may prepay without penalty.

- Closing Date & Location – Closing takes place at 10:00 a.m. on the 91st day after the seller becomes a Retiring Party, at the corporation's registered office.

- Refusal to Close – If the Retiring Party refuses, the purchaser can deposit the price in a local bank for their benefit and, under an irrevocable power of attorney, complete all required transfer documents on their behalf.

DiviGas Singapore (DiviGas Pte Ltd)

Option 1:

Each Class B shareholder grants DiviGas Singapore an irrevocable option to purchase all of their Class B Shares if either:

1. DiviGas completes its first underwritten IPO and lists on a recognized stock exchange, or
2. DiviGas is acquired or sells all/substantially all of its assets.

The purchase price will equal the IPO's initial offering price per share or, in the case of a sale, the average price per share paid by the buyer. The option must be exercised for all Class B Shares from all holders and remains in effect until the shareholder agreement ends or DiviGas Singapore holds less than 50.01% shares of the Company's Class A common stock.

DiviGas Singapore may exercise the option by giving notice to each Class B shareholder with the triggering event and price. Each Class B shareholder grants DiviGas Singapore an irrevocable power of attorney to take all necessary actions and sign documents to complete the purchase.

Option 2:

In the event DiviGas Singapore sells any shares of its capital stock to any person dealing at arm's length with DiviGas Singapore, and it and the Company agree that all or a portion of such proceeds shall be invested into the Company, the Company agrees to sell shares of its capital stock on the same terms and conditions as the sale of capital stock by DiviGas Singapore.

Specifically, if DiviGas Singapore sells shares of preferred stock, the shares of the Company to be purchased by DiviGas Singapore will be preferred stock with the same rights, privileges and obligations as the preferred stock sold by DiviGas Singapore . The purchase price will be the purchase price received by DiviGas Singapore converted into U.S. $ as of the date of closing of the sale of DiviGas Singapore shares. Any such sale of shares of the Company pursuant to this Section 4.7 of the shareholder agreement must close within ninety (90) days from the corresponding sale of DiviGas Singapore shares or the right for DiviGas Singapore to purchase shares of the Company on matching terms pursuant to this section will cease as to that sale only.

Right of First Refusal

If a Class B shareholder ("**Offeror**") receives an acceptable, bona fide written offer (a "**Third Party Offer**") from an unrelated third party to purchase any of their shares of Class B common stock ("**Offered Shares**"), the Offeror must notify the Company and all Class A shareholders ("**Offerees**"). The notice must include:

- A copy of the Third Party Offer.

- The identity of the prospective buyer.
- Proof of the buyer's financial and legal ability to complete the purchase.

Once the notice is given, the Offerees have the right to purchase any or all of the Offered Shares at the same price and on the same terms as in the Third Party Offer.

Offerees may purchase Offered Shares in proportion to their Class A holdings (or another agreed ratio). To exercise this right, each Offeree must notify the Offeror, the Company, and the other Offerees within ten (10) business days of receiving the notice. If any Offeree declines or fails to respond, their unpurchased shares ("**Rejected Shares**") are offered to the remaining interested Offerees. This redistribution is also pro rata (or by other agreed ratio). Interested Offerees must give an additional notice within five (5)business days after the initial 10-day period. This process can repeat until all Offered Shares are taken or no more Offerees wish to buy.

If Offerees purchase shares, the closing follows the Third Party Offer's terms. The Offeror must deliver good title, free of liens. If liens exist, Offerees may deduct the payoff amount from the purchase price and settle the debt directly. Payment is made by certified cheque, bank draft, or wire transfer.

If the Offeror refuses to transfer the shares, the Company can:

- Receive payment from the Offerees.
- Record the transfer and issue share certificates to the Offerees.
- Hold the purchase money in trust for the Offeror (without interest).

Upon registration, the Offerees legally own the shares, and the Offeror's only remaining right is to receive the purchase funds.

If Offerees don't purchase all Offered Shares, the Company itself can buy the remainder under the same process as if it were the only Offeree. If neither the Offerees nor the Company purchase all the Offered Shares, the Offeror may sell the remaining shares to the original third-party buyer within four months—but only if the Company specifically approves the sale. The sale price cannot be lower, and terms cannot be more favorable, than in the original Third Party Offer. If the sale is not completed in this period, the right of first refusal process restarts.

Additional Issuances of Securities

Following your investment in the Company, the Company may sell Shares to additional investors, which likely will dilute your percentage ownership of the Company. An investor will not have the opportunity to increase its investment in the Company in such a transaction. The inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company. In addition, the Company could sale additional shares of Class A common stock which would dilute your investment. Such shares could be offered on better or worse terms offered herein.

Conflicts of Interest and Transactions with Related Parties

Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length but will be in all cases consistent with the duties of the management of the Company to its shareholders.

By acquiring Shares in the Company, investors will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Dilution

The Shares do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an investor may eventually have in the Company. The Company may make equity issuances outside of this Offering, which will dilute the investors in this Offering. Investors should understand the potential for dilution. If the Company issues additional Shares, investors' ownership percentage in the Company will go down, even though the value of the Company may go up. By virtue of your ownership in the Company, you could own a smaller piece of a larger company. This increase in the number of Shares outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into stock of the Company.

If the Company decides to issue more Shares, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage of the Company owned being less than before. There may also be earnings dilution, with a reduction in the amount earned per Share. If you are making an investment expecting to own a certain percentage of the Company or expecting each Share or Share to hold a certain amount of value, it's important to realize how the value of those Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings.

In addition, the Company is offering Bonus Shares to investors who either invest by a certain time or invest certain amounts through this Offering. A maximum amount of up to 1,500,000 Bonus Shares may be issued through this Offering. The issuance of Bonus Shares effectively reduces the price of the Shares and will dilute any investor who either does not qualify for Bonus Shares or qualifies for a lower percentage of Bonus Shares compared to other investors.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person. Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering arbitrarily after considering factors such as the Company's assets, projected manufacturing capabilities, its projected revenue, and other factors. The price of the Shares may not be an accurate reflection of their actual value. In addition, future equity offerings outside of this Offering may have different offering prices which may be more or less favorable than that offered herein.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Audited financial statements for the Company are attached to this Form C-AR as Exhibit F.

The Company

Since its formation, the Company has been engaged primarily in formulating its business plan and developing the financial, offering, and other materials to begin fundraising. The Company is considered to be a development stage

company since it is devoting substantially all of its efforts to establishing its business and planned principal operations have not commenced.

Management Discussion and Analysis (For the period ending December 31, 2025)

Assets

For the period ending December 31, 2025, the Company had total assets of $366,582.24, with $77,633.50 total current and $288,949.73 non-current assets. Approximately $36,128.17 of the current assets is cash and cash equivalents.

Liabilities

For the period ending December 31, 2025, the Company had total liabilities of $1,734,316.01, with $145,797.25 total current and $1,588,518.76 total long term liabilities. The current liabilities primarily consist of accounts payable, wages, and employee withheld tax. The long term liabilities are all loans made by affiliates.

Operating Results

Net Income

For the period ending December 31, 2025, the Company had net income of ($1,577,090.63). Total gross profit for the period was $39,311.01, operating income for the period was ($1,533,383.80), and total other income/expenses was ($43,706.83).

Operating Expenses

For the period ending December 31, 2025, the Company had total operating expenses of $1,572,714.81. The most significant operating expenses for the period were as follows:

Operating Expense	Amount
Wages and Salaries	$1,025,688.87
Interest Expense	$177,284.67
Rent and Lease Costs	$139,868.44
R&D Consumables (Divi-H)	$110,602.59
Administrative & Incorporation Costs	$105,629.33

Plan of Operations

See "Project Implementation Plan" on page 10 for an overview of the Company's plan of operations for the next twelve months.

Liquidity and Capital Resources

As of the date of this report, the Company does not have cash or cash equivalents or assets that can be liquidated. Significant capital commitments by the Company include: (i) its agreement to repay the Manager for Offering expenses incurred on the Company's behalf which will be repaid through Offering proceeds if we raise the Target Offering Amount, and (ii) the funding agreement with DiviGas Australia attached hereto as Exhibit I. The Company's sole source of capital until it becomes profitable will be proceeds raised through securities offerings. The Company may also elect to utilize debt financing to fund Company operations.

Offering Proceeds

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. The Company anticipates it may raise additional capital following this offering through other offerings exempt under the Securities Act.

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has agreed to acquire DiviGas Australia from DiviGas Singapore and certain IP in exchange for the issuance of 25,000,000 shares of Class A common stock of the Company to DiviGas Singapore. There are many interested parties involved in this proposed transaction. Our CFO Jack Lim is the CFO of DiviGas Singapore. In addition, Kara Rodby is a director of the Company and DiviGas Singapore. Furthermore, Mr. Lorenceau and our directors Ali Naderi and Kara Rodby are shareholders in DiviGas Singapore. DiviGas Singapore currently wholly owns DiviGas Australia. Moreover, our director Ali Naderi is a co-founder and the CTO of DiviGas Australia and our CEO Andre Lorenceau is also the CEO of DiviGas Australia. The transaction was not conducted at arms' length.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C-AR or which will be made available to investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective investors should carefully review and consider this entire Form C-AR. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C-AR. The Company's representatives will be available to discuss with prospective investors and their representatives and advisors, if any, any matter set forth in this Form C-AR or any other matter relating to the Securities described in this Form C-AR, so that prospective investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

This report is available on our website at www.divigas.com. The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Compliance

Other than the timely filing of this annual report, the Company has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding. Neither the Company nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws. Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Updates

Updates on the Issuer's progress towards meeting the target amount of the offering will be filed with the SEC on Form C-U.

Exhibits

The following are included as Exhibits to this Form C-AR:

Exhibit B   Certificate of Incorporation*
Exhibit C   Bylaws*
Exhibit D   Shareholder Agreement*
Exhibit F   Financial Statements
Exhibit G   IP Assignment*
Exhibit H   IP License Agreement*
Exhibit I   Funding Agreement*

 * Filed by the Company as Exhibits to its original Form C filing on September 5, 2025, and incorporated herein by reference.